     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             GEMSTONE SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

            OREGON                           3600                  93-1044032
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                           20575 NW VON NEUMANN DRIVE
                            BEAVERTON, OREGON 97006
                                 (503) 533-3000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BRYAN R. GRUMMON
                                   PRESIDENT
                             GemStone Systems, Inc.
                           20575 NW von Neumann Drive
                            Beaverton, Oregon 97006
                                 (503) 533-3000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ---------------------------

                                   COPIES TO:

       RONALD L. GREENMAN, ESQ.                   TIMOTHY J. MOORE, ESQ.
       JEFFREY E. HARMES, ESQ.                     BRETT D. WHITE, ESQ.
        WILLIAM C. STONE, ESQ.                     DAVID L. WILKE, ESQ.
           Tonkon Torp LLP                          Cooley Godward LLP
          1600 Pioneer Tower                      Five Palo Alto Square
         888 SW Fifth Avenue                       3000 El Camino Real
       Portland, OR 97204-2099                   Palo Alto, CA 94306-2155
            (503) 221-1440                            (650) 843-5000

                             ---------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                          ---------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE     PROPOSED MAXIMUM       AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED        PER SHARE(1)     OFFERING PRICE(1)    REGISTRATION FEE
Common Stock(2)............................      2,875,000             $12.00           $34,500,000           $10,178

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(2) Includes 375,000 shares of Common Stock that the Underwriters have the option to purchase to cover overallotments, if any.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (Subject to Completion)

Dated July 23, 1998
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

    Of the 2,500,000 shares of Common Stock offered hereby, 2,000,000 shares are being issued and sold by GemStone Systems, Inc. ("GemStone" or the "Company") and 500,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price of the Common Stock will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. The Company intends to apply for listing of the Common Stock on the Nasdaq National Market under the symbol "GSTN."
                             ---------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                              -------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                            UNDERWRITING                       PROCEEDS TO
                             PRICE TO       DISCOUNTS AND     PROCEEDS TO        SELLING
                              PUBLIC       COMMISSIONS(1)     COMPANY(2)       STOCKHOLDER
--------------------------------------------------------------------------------------------
Per Share...............         $                $                $                $
Total (3)...............         $                $                $                $
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

(1) The Company, the Selling Stockholder and a controlling person of the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $750,000.

(3) The Company and the Selling Stockholder have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 375,000 additional shares of Common Stock at the Price to Public, less Underwriting Discounts and Commissions, to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholder will be $    , $    , $    and
    $    , respectively. See "Underwriting."
                             ---------------------

    The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of SG Cowen Securities Corporation, New York, New York on or about
         , 1998.
                             ---------------------

SG COWEN

       PIPER JAFFRAY INC.

              VOLPE BROWN WHELAN & COMPANY
            , 1998

                            The Dependable Platform
                              for Enterprise-class
                               Java Applications

[Graphic]

        Rendering of 3 computer workstations on left side with lines leading into a box representing GemStone's products. Box includes the words:
    "Business Applications, Enterprise JavaBeans*, OTS, JTS, ORB, Request Broker, Persistent Cache, and Persistent Cache Architecture and other technical designations of components of GemStone's products. Box has lines leading right to a rendering of a Database, a rendering of Enterprise Applications and a rendering of a Mainframe computer.

[/Graphic]

*Gemstone/J 2.0, scheduled for release in late 1998, is being designed to provide support for Enterprise JavaBeans.

    GemStone/J is a Java application server platform designed to meet the demanding requirements of enterprise applications. GemStone/J provides a transaction management environment with a high degree of scalability, integrity, performance, availability and security for essential applications in a 3-tier heterogeneous environment.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

GemStone-Registered Trademark- and GemSmith-Registered Trademark- are registered trademarks of the Company, and other trademarks of the Company include GemStone/S-TM-, GemStone/J-TM-, GemBuilder-TM-, GemSmith-TM-, GemConnect-TM-, GemEnterprise-TM-, GemAccess-TM- and Persistent Cache Architecture-TM-. This Prospectus also makes reference to trademarks of other companies.

                                GemStone Reduces
                               the Time & Risk of
                              Deploying Enterprise
                                  Applications

    Increased competition, economic globalization, industry deregulation and consolidation all contribute to the need for more timely, highly functional and well integrated corporate IT solutions. GemStone provides platforms for new enterprise-class applications based on standards from the Internet and World Wide Web combined with evolving distributed object computing technologies.

The Company offers enterprise application servers for both Java and Smalltalk.

These servers provide an open platform that:

- Simplifies development of applications with object software development tools

- Integrates existing corporate databases and legacy systems

- Enables broad access via intranets, extranets and the Internet

- Provides enterprise-class capabilities such as scalability, integrity, performance, availability and security.

                  Gemstone Serves A Broad Range of Industries

[Graphic]

        Six photos surround the text, depicting different industries. Photos, clockwise from upper right corner: underground train station; satellite dish; person working in laboratory; electricity-generating windmills; city building; and person working in manufacturing assembly setting.

[/Graphic]

                               PROSPECTUS SUMMARY
    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS." EXCEPT WHERE OTHERWISE NOTED HEREIN, ALL OF THE INFORMATION APPEARING IN THIS PROSPECTUS: (I) REFLECTS A 0.55-FOR-1 REVERSE SPLIT OF THE COMPANY'S COMMON STOCK AND PREFERRED STOCK, AND SUBSEQUENT CONVERSION OF THE PREFERRED STOCK INTO COMMON STOCK AT A 1:1 CONVERSION RATIO, IN EACH CASE EFFECTED PRIOR TO COMPLETION OF THIS OFFERING; (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION; AND (III) ASSUMES THE COMPLETION OF THE REORGANIZATION OF THE COMPANY'S PARENT CORPORATION.
                                  THE COMPANY
    GemStone Systems, Inc. ("GemStone" or the "Company") designs, develops, markets and supports enterprise application server software platforms. The Company's application servers support the development, deployment and management of distributed, business-critical core competency applications in heterogeneous environments. In September 1997, the Company first commercially shipped its GemStone/J product, an application server platform for a new generation of enterprise server-based applications written in Java. These applications require a scalable Java application server platform that provides enterprise-class quality of service and integrates Internet and World Wide Web technology with existing information infrastructure, including relational databases, packaged enterprise software and legacy applications. The Company also provides an application server platform for Smalltalk, GemStone/S, which the Company has been shipping since 1986. The Company has leveraged both significant technology expertise and experience from working with GemStone/S customers to create the GemStone/J platform.
    Organizations today are under increasing pressure to respond to a changing competitive landscape, driven in part by globalization of business and industry deregulation. To that end, companies have implemented information technology ("IT") applications that automate and manage functions critical to their core competencies. The evolution of the enterprise computing platform and the emergence of distributed object computing have contributed to and benefited from the adoption of Java, an object language and platform. Java has been increasingly accepted by application developers due to its high degree of hardware platform independence and the popularity of the World Wide Web. The use of Java for building enterprise applications on an application server leverages the pervasive Web and Internet infrastructure, provides a mechanism to integrate information and applications from legacy systems and corporate databases and provides a flexible and productive environment for building new IT applications. Initial attempts at developing and deploying enterprise-class Java applications have been challenging because developers have lacked the software infrastructure in Java to provide the level of enterprise-class capabilities, including scalability, integrity, performance, availability and security, required of core competency applications. The Company believes there is a significant opportunity for delivering enterprise application servers that help simplify and reduce the risk of developing business-critical distributed Java applications.
    The Company's objective is to be the leading provider of application server platforms for enterprise computing based on distributed object technologies in a heterogeneous environment. Since its inception, the Company has developed significant experience and technology in server platforms for enterprise-class distributed object computing environments. The Company's strategy is to maintain its technological leadership, target a broad range of industries, promote successful customer adoption of its products, expand its global sales capability and leverage its third-party marketing and selling relationships.
    GemStone's products are marketed and sold through the Company's direct sales force, distributors and value-added resellers ("VARs") in the Americas, Europe, Asia and Australia. Customers from a wide variety of industries, including banking, government, insurance, manufacturing, pharmaceutical, retail, telecommunications, transportation and utilities have deployed applications on GemStone platforms.

Through June 30, 1998, over 500 customers had licensed GemStone products, including Banque Generale du Luxembourg S.A., Florida Power and Light Company, J.P. Morgan & Co. Incorporated, Lucent Technologies Inc., Millenium Pharmaceuticals, Inc., Northern Telecom Limited, Orient Overseas Container Line, Systems & Computer Technology Corporation and Texas Instruments Incorporated.
    GemStone Systems, Inc. was originally incorporated in Oregon in 1990. Prior to 1990, the activities of the Company were conducted by Servio Logic Corporation ("SLC"), the Company's founding parent corporation, and SLC's subsidiary Servio Logic Development Corporation. As part of a corporate reorganization expected to occur prior to the completion of this offering (the "Reorganization"), GemStone's direct parent company will become Lex Magna Limited ("Lex Magna"), a British Virgin Islands corporation. All references to the Company herein include the Company and its predecessors. The Company's principal executive offices are located at 20575 NW von Neumann Drive, Beaverton, OR 97006 and its telephone number is (503) 533-3000.
                                  THE OFFERING

Common Stock offered:
  By the Company............................................  2,000,000 shares
  By the Selling Stockholder................................  500,000 shares
Common Stock to be outstanding after the offering...........  8,995,061 shares(1)
Use of proceeds.............................................  Working capital and other corporate purposes, including
                                                              research and development and
                                                              expansion of general sales
                                                              and customer support
                                                              activities. See "Use of
                                                              Proceeds."
Proposed Nasdaq National Market symbol......................  GSTN

--------------
(1) Based on the number of shares outstanding as of June 30, 1998. Excludes: (i) 711,687 shares of Common Stock issuable upon exercise of outstanding options, and 65,419 additional shares of Common Stock available for future grant, under the Company's Restated 1992 Employees' Stock Option Plan; (ii) 300,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan; and (iii) 700,000 shares of Common Stock reserved for issuance under the Company's 1998 Employees Stock Option Plan. See "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 4 and 7 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                         SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                -----------------------------------------------------  --------------------
                                                  1993       1994       1995       1996       1997       1997       1998
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Total revenues..............................  $   4,827  $   3,674  $   6,893  $  13,715  $  18,708  $  10,180  $  10,294
  Gross profit................................      3,517      2,547      4,802     10,393     11,662      6,701      6,882
  Loss from operations........................     (5,523)    (5,556)    (7,496)    (6,637)    (8,265)    (3,377)    (1,177)
  Net loss....................................  $  (5,356) $  (5,436) $  (7,293) $  (6,791) $  (8,277) $  (3,367) $  (1,242)
  Pro forma basic and diluted net loss per
    share (1).................................                                              $   (1.25)            $   (0.18)
  Shares used in computing pro forma basic and
    diluted net loss per share (1)............                                              6,606,224             6,980,634

                                                                                            JUNE 30, 1998
                                                                                        ----------------------
                                                                                                       AS
                                                                                         ACTUAL    ADJUSTED(2)
                                                                                        ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................................................  $     771   $  20,481
  Working capital (deficit)...........................................................     (1,495)     18,215
  Total assets........................................................................      8,940      28,650
  Capital lease obligations, less current portion.....................................        412         412
  Total stockholders' equity..........................................................        476      20,186

------------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the shares used in computing pro forma basic and diluted net loss per share.
(2) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the receipt and application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS EXPRESSED IN OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE HEADINGS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

HISTORY OF LOSSES; ACCUMULATED DEFICIT; UNCERTAIN FUTURE OPERATING RESULTS

    The Company has incurred net losses in all of its fiscal years since it began operations and for the six months ended June 30, 1998. As of June 30, 1998, the Company had an accumulated deficit of approximately $42.9 million. There can be no assurance that the Company will be profitable on a quarterly basis or on an annual basis in the future. In addition, although the Company has experienced revenue growth in recent periods, there can be no assurance that the Company's revenue will be maintained or continue to grow. In particular, revenues from licenses of the Company's non-Java based products have fluctuated significantly since 1996. The Company has recently begun a shift in product emphasis to software solutions based on the Java programming language and as a result may experience declining revenues in its non-Java based products. There can be no assurance that the Company's shift in focus to Java based products will be successful or result in positive operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's historical operating results have fluctuated significantly and the Company expects its operating results to continue to fluctuate in the future. Future operating results in any period will depend upon many factors, including: the size and timing of individual license transactions; the delay or deferral of customer orders or deployments; the budget cycles of the Company's customers; the growth rate in the overall market for the Company's products; the level of product and price competition; the length of the Company's sales cycle; the Company's success in expanding its direct sales force and indirect distribution channels; demand for the Company's products and services; the mix in direct sales versus indirect distribution channel sales; the mix of products and services licensed or sold; the success of the Company in penetrating international markets; the impact on timing of revenue recognition associated with the adoption of SOP 97-2 and SOP 98-4; changes in pricing policy by the Company and its competitors; the timing of new product introductions and product enhancements; publication of opinions about the Company, its products and object computing technology by industry analysts; and personnel changes and the ability to hire new employees. A decline in sales or utilization of the Company's products may cause a decline in service, maintenance and training services, thereby exacerbating fluctuations in results of operations.

    The sales cycles associated with the licensing of the Company's products are often lengthy and are subject to a number of significant delays over which the Company has little or no control. The Company's products typically are licensed as a portion of a significant enhancement to a customer's IT system. The implementation of some of the Company's products involves a significant commitment of resources by prospective customers and may require substantial re-engineering of customers' computer environments. Accordingly, potential customers are cautious in making commitments to purchase the Company's products. The Company generally is required to provide a significant amount of education to prospective customers regarding the uses and benefits of the Company's products. Licensing of the Company's products is subject to a number of uncertainties over which the Company has little or no control, including customers' internal acceptance reviews, the success and continued internal support of customers' own development efforts, competition and the efforts of distributors and VARs. The uncertain outcome of the Company's sales effort and the uncertainty of the sales cycle with new customers could result in substantial fluctuations in quarterly operating results. Due to the relatively large size of some licenses, a lost sale or delayed sale could have a material adverse effect on the Company's quarterly operating results.

    The Company historically has earned a substantial portion of its revenue in the last two weeks of each quarter due to customer purchasing practices. Because a substantial portion of the Company's costs are relatively fixed and based on anticipated revenues, any reduction in revenues would not be accompanied by a corresponding reduction in costs and could result in significant variations in results of operations. Accordingly, the failure to achieve projected revenue during any given quarter could have a material adverse effect on the Company's business, financial condition and results of operations for the quarter. The Company believes that the typical budgeting cycles of its customers can have an adverse effect on the Company's first quarter revenue. Due to all of the foregoing factors, the Company believes that the Company's results of operations will experience substantial fluctuations and that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, in the event that in some future quarter the Company's operating results are below the expectations of public market analysts and investors, the price of the Company's Common Stock would likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON LARGE ORDERS FROM LIMITED NUMBER OF CUSTOMERS

    Historically, a substantial portion of the Company's revenues in any given period have been derived from licenses and services provided to relatively few customers. For the year ended December 31, 1997, and the six months ended June 30, 1998, the Company's top five customers accounted for approximately 44% and 39%, respectively, of the Company's total revenues. For the second quarter of 1998, one customer, Sprint Communications Company, L.P. ("Sprint"), accounted for approximately 58% of the Company's license revenue and approximately 30% of total revenues. In addition, the identity of the Company's top five customers has changed from year to year. There can be no assurance that the loss of a significant customer, or a reduction in commitments by such customers, would be offset by sales to other customers. Therefore, the loss of or a reduction in sales to one or more significant customers would likely have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers and Markets."

DEPENDENCE ON JAVA TECHNOLOGY AND EMERGING MARKET FOR DISTRIBUTED OBJECT
  COMPUTING

    The Company's products are designed for use with object software applications that are based specifically on the Smalltalk and Java programming languages. Through June 30, 1998, a substantial majority of the Company's revenue has been attributable to sales of products and maintenance and consulting services related to Smalltalk. In recent periods, the Company has substantially increased its emphasis on the development and marketing of Java-based products and services. The Company believes that its growth depends significantly upon broad market acceptance of distributed object computing in general, and Java tools and application servers in particular. There can be no assurance that the market for Java-based software products will continue to grow or that the Company will be able to respond effectively to the evolving requirements of the market. If the Java programming language does not gain market acceptance, or is replaced by another programming language, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business--Industry Background."

    The Company's GemStone/J software product is based on certain technology licensed from Sun Microsystems, Inc. ("Sun") under the terms of a Technology License and Distribution Agreement (the

"Java Agreement"). The Java Agreement gives Sun the right to define and control its Java brand technology in numerous respects. For example, the Java Agreement requires that the Company's products pass certain test suites defined by Sun prior to being labeled "Java compatible." The inability of the Company's products to pass such test suites as defined by Sun would likely have an adverse effect on sales. The Java Agreement also imposes strict limitations on the Company's right to modify the Java technology incorporated in the Company's products. In addition, the recently announced impending acquisition by Sun of one of the Company's competitors, NetDynamics, Inc. ("NetDynamics"), may cause Sun to use such restrictions to benefit Sun's own products at the expense of the Company. In particular, if Sun were to restrict the Company's ability to access future improvements to the Java technology for modification and use with the Company's software, the Company's product development efforts likely would be materially and adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Competition" and "Business--Major Industry Alliances--Sun Microsystems."

MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS; DEPENDENCE ON A SINGLE PRODUCT LINE

    The Company's future revenues and operating results depend on market acceptance of the Company's enterprise application server line of products. There can be no assurance that a significant number of organizations will choose to use the Company's products or will pay prices that will yield profitable results for the Company. In particular, there can be no assurance that the Company will be successful in marketing its new Java-based product, GemStone/J. Any publicized performance problems relating to object software technology or products offered by the Company, or by any competitor of the Company, could slow customer acceptance of the Company's products. To the extent that the Company is associated with unsuccessful customer projects, even if due to factors beyond the Company's control, the Company's reputation and competitive position could be materially and adversely affected, which would in turn have a material adverse effect on the Company's business, financial condition and results of operations.

    Substantially all of the Company's total revenues for the year ended December 31, 1997, and the substantial majority of total revenues for the six months ended June 30, 1998, were from licenses of and services related to GemStone/S. The Company expects to continue to derive a substantial portion of its revenue from GemStone/S in the near term, and to derive an increasing percentage of its total revenues from licenses of and support services related to GemStone/J. There can be no assurance, however, that the Company will be successful in marketing, selling and supporting its GemStone/J product, or that it will continue to derive substantial revenues from its GemStone/S product, even in the near term. Failure to successfully market GemStone/J, particularly given the potential decline in sales of GemStone/S, would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Rapid Technological Change; Introduction of New Products and Product Enhancements."

RISKS ASSOCIATED WITH EXPANDING INDIRECT DISTRIBUTION

    To date, the Company has sold its products primarily through its direct sales force. The Company has been developing relationships with third-party distributors and VARs, and intends to continue to develop such relationships in order to increase its product distribution channels. The Company's ability to achieve significant revenue growth in the future will depend in large part on its success in establishing and maintaining such third-party relationships. Although the Company is currently investing, and plans to continue to invest, significant resources to develop distribution relationships with third-party distributors and VARs, the Company has at times experienced and continues to experience difficulty in establishing necessary third-party relationships. There can be no assurance that the Company will be able to successfully expand its third-party distribution channels or that any such expansion will result in an increase in revenues. Any failure by the Company to expand its third-party distribution channels, or for such third parties to perform as expected under such contracts, would materially and adversely affect the Company's business, financial condition and results of operations. For example, in June 1998 the Company entered into a Development, Deployment and Reseller's Agreement with Systems & Computer Technology Corporation ("SCT") pursuant to which the Company granted to SCT a non-exclusive license to the Company's GemStone/J product for incorporation into SCT's application programs for distribution worldwide. There can be no assurance, however, that SCT will commercially ship, or continue to actively market, any products incorporating GemStone/J. See "Business--Major Industry Alliances."

COMPETITION

    The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors in its market are product quality, performance and flexibility, use of standards-based technology, quality of support and service, company reputation and, to a lesser extent, price. The Company also believes that to remain competitive, products in the market for enterprise application servers must deliver high degrees of scalability, integrity, performance, availability and security, and must integrate easily with existing enterprise systems. The Company's competitors include both public and privately held enterprises, including BEA Systems Inc. ("BEA"), Inprise Corporation ("Inprise," formerly Borland International, Inc.), IONA Technologies PLC ("IONA"), NetDynamics and WebLogic, Inc. ("WebLogic"). Many of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and larger installed bases of customers than the Company. Further, Sun recently announced an agreement to acquire NetDynamics. The substantial resources of Sun and its leadership in Java, combined with the enterprise application server technology of NetDynamics, may pose a significant source of competition. In addition, there are other very large and established software companies that may compete with the Company, including International Business Machines Corporation ("IBM"), Microsoft Corporation ("Microsoft"), Netscape Communications Corp. ("Netscape") and Oracle Corporation ("Oracle"). These competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company. See "--Dependence on Java Technology and Emerging Market for Distributed Object Computing."

    The Company expects competition to increase as new emerging competitors and established companies seek to develop and market Java-based object computing solutions. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations.

CONTROL BY SIGNIFICANT STOCKHOLDER

    The Selling Stockholder currently holds substantially all of the outstanding Common Stock of the Company, and will hold approximately 71.6% of the outstanding Common Stock immediately after the offering. The Selling Stockholder is a closely held corporation, ultimately controlled by Mr. Putera Sampoerna, a resident of Singapore with global diversified business interests. As a result, Mr. Sampoerna has the ability to control the Company and to direct its business affairs and management. As long as Mr. Sampoerna retains a controlling position, Mr. Sampoerna will control the outcome of shareholder votes on such matters as the election of directors, changes in the Company's Articles of Incorporation and other charter documents, and certain significant transactions such as mergers or sales. In addition, the sale of a substantial block of the Company's shares by the Selling Stockholder, at the direction of Mr. Sampoerna or otherwise, would likely have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Principal and Selling Stockholders."

MANAGEMENT OF POTENTIAL GROWTH

    The Company recently has experienced a period of transition and aggressive product development that has placed, and may continue to place, a significant strain on its resources, including its personnel. Additional product development and product introductions will place a further strain on the Company's resources and personnel. Failure to successfully manage growth or to timely achieve product development targets could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

    The Company's future performance depends in significant part upon attracting and retaining its key technical, sales and senior management personnel. None of the Company's current key employees is bound by an employment agreement and many of the Company's key employees are fully vested or nearly fully vested with respect to Company stock options previously awarded to them. The Company believes that the technical and creative skills of its personnel are essential to establishing and maintaining a leadership position. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Competition for highly qualified personnel is intense, and there can be no assurance that the Company will retain its key technical, sales and managerial employees, or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future. The Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. If the Company is unable to continue to attract and retain highly qualified personnel, the Company's business, financial condition and results of operations will be materially and adversely affected.

RAPID TECHNOLOGICAL CHANGE; INTRODUCTION OF NEW PRODUCTS AND PRODUCT
  ENHANCEMENTS

    The market for the Company's products and services is characterized by rapid technological change, dynamic customer demands and frequent new product introductions and enhancements. Customer requirements for products can change rapidly as a result of innovation in software applications and hardware configurations and the emergence, evolution or adoption of new industry standards. The Company's future success will depend on its ability to continue to enhance its current products and to continue to develop and introduce new products that keep pace with competitive product introductions and technological developments. For example, Sun recently introduced Enterprise JavaBeans specification 1.0 ("EJB"), as the emerging standard for Java-based enterprise servers. The Company plans to introduce a new version of its GemStone/J product by the end of 1998 that is designed to support EJB. There can be no assurance, however, that the Company will be successful in releasing its new version of GemStone/J in a timely manner, or that once released it will be fully functional. Moreover, there can be no assurance that the Company will continue to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to customer needs, or that its enhanced and new products will achieve market acceptance. Any failure by the Company to anticipate or respond adequately to changes in technology and customer needs, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL BUSINESS RISKS

    For the year ended December 31, 1997, and for the six months ended June 30, 1998, approximately 33% and 18%, respectively, of the Company's revenues were comprised of international revenue, which the Company defines as revenue generated outside the United States and Canada. The Company expects international revenue to continue to represent a significant portion of its total revenues. Risks related to such future revenues include exposure to political and economic instability, the need to comply with a wide variety of foreign and United States export laws, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales and, to a lesser extent, currency fluctuations. The Company's international sales activities are also subject to the difficulties of managing overseas distributors or representatives, and difficulties of staffing and managing foreign operations. In addition, because the Company's international sales are predominantly denominated in United States dollars, the Company's ability to compete overseas could be adversely affected by currency fluctuations resulting in a strengthening United States dollar. The Company does not currently engage in any hedging transactions to reduce exposure to the effects of currency fluctuations. Although the Company attempts to meet applicable technical standards established by foreign standard setting organizations, there can be no assurance that the Company will be able to comply with foreign standards. The inability of the Company to design products to comply with foreign requirements or any significant or prolonged decline in the Company's international revenue could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

RISK OF SOFTWARE DEFECTS; PRODUCT LIABILITY

    Software products as complex as those offered by the Company often contain errors or failures, especially when first introduced or when new versions are released. Also, new products or enhancements may contain undetected errors, or "bugs," or performance problems that, despite testing, are discovered only after a product has been installed and used by customers. There can be no assurance that such errors or performance problems will not be discovered in the future, causing delays in product introduction and licensing or requiring design modifications that could materially and adversely affect the Company's reputation, competitive position and operating results. The Company's products are typically intended for use in applications that may be critical to a customer's business. As a result, the Company expects that its customers and potential customers have a greater sensitivity to product defects than do customers in the general software market. There can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. Any of such events could have a material adverse effect upon the Company's business, financial condition and results of operations.

    The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims and to consequential damages. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Product liability and consequential damages claims attributable to the sale and support of Company products could be substantial given their intended usage in mission-critical applications. The assertion of any such product liability or consequential damages claim could have a damaging effect on the reputation of the Company and its products, and could have the effect of diverting substantial time and focus of management. In addition, the cost of litigating any such product liability or consequential damages claim brought against the Company, whether successful or not, or settling such claim, could be significant. Any such events could have a material adverse effect upon the Company's business, financial condition and results of operations.

PROTECTION OF PROPRIETARY TECHNOLOGY

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. In addition, the Company has filed a patent application relating to its virtual machine technology supporting enterprise computing platforms. There can be no assurance, however, that the United States Patent and Trademark Office will issue the Company's requested patent, or that the Company would be successful in defending such patent, if challenged. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the Company's pending patent. Moreover, the Company's pending patent relates only to a portion of the Company's products and is not sufficient to protect the Company's competitive position with respect to its application server solutions. Trade secret and copyright laws, upon which the Company primarily depends, however, afford only limited protection.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company's software is designed to be modified and adapted to each customer's particular needs by Company consultants, customer personnel and third-party consultants. As such, policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. Such policing is likely to become more difficult to the extent the Company is successful at increasing product distribution through VARs, who typically receive broader rights to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

    From time to time third parties may assert that the Company's technology infringes on their rights. The Company expects that software product developers may increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product development delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and the failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

POTENTIAL BUSINESS ACQUISITIONS

    The Company believes that it operates in a fragmented industry that will experience significant consolidation. Although the Company currently has no arrangements to do so, the Company may in the future selectively acquire complementary technologies, products or businesses. Potential acquisitions of complementary technologies, products or businesses by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired companies. Future acquisitions by the Company may also result in dilutive issuances of equity securities, the incurrence of debt and amortization of expenses related to goodwill and other intangible assets. Any failure by the Company to successfully evaluate and manage future acquisitions may have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or be sustained following this offering. The initial public offering price of the Common Stock has been determined by negotiations among the Company and the Underwriters, based upon several factors. See "Underwriting." The trading price of the Company's Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries, economic conditions in regional or global markets and other events or factors, many of which are beyond the Company's control. In addition, the stock market has recently experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to that of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales, or the potential for sales whether or not such sales actually occur, of substantial numbers of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, based upon the number of shares outstanding as of June 30, 1998 the Company will have outstanding an aggregate of 8,995,061 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding employee stock options. Of these shares, the 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. Holders of an aggregate of 6,436,761 shares of Common Stock (after giving effect to the offering) have agreed that after the offering they will not, without the prior written consent of SG Cowen Securities Corporation, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Common Stock owned by them during the 180-day period commencing on the date of this Prospectus. Upon expiration of the lock-up period, all such shares will be eligible for sale, subject to compliance with Rule 144 under the Securities Act. In addition, as of June 30, 1998, 711,687 shares were subject to outstanding options granted by the Company under its stock option plans and approximately 455,885 shares subject to such options were vested. Moreover, 315,700 shares held by the Selling Stockholder were as of June 30, 1998 subject to options granted to a total of five GemStone employees and directors under the Servio Logic Corporation Restated 1992 Employees' Stock Option Plan, all of which options will be fully vested upon consummation of the offering. Promptly after the completion of the offering, the Company intends to file a Registration Statement on Form S-8 with respect to approximately 2,107,106 shares which may be acquired upon exercise of options granted, or available for grant, under all such stock option plans. Such shares will be freely tradable, except to the extent held by Company affiliates whose shares will remain subject to certain limitations under Rule 144 under the Securities Act. See "Shares Eligible For Future Sale."

DILUTION

    Purchasers of the Common Stock under this offering will incur immediate and substantial dilution in the amount of $8.76 per share, based on net tangible book value as of June 30, 1998, assuming an initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

NO DIVIDENDS

    The Company has never paid any cash dividends on its shares of capital stock. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

UNCERTAINTY AS TO USE OF PROCEEDS

    As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than for working capital and general corporate purposes. Accordingly, the Company's management will retain broad discretion regarding the allocation of the net proceeds from this offering. Pending the uses described above, the Company plans to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $19.7 million ($22.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders." The Company intends to use the net proceeds of this offering primarily for working capital and other general corporate purposes, including research and development, and expansion of general sales and customer support activities. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts. Therefore, Company management will retain broad discretion in the allocation of the proceeds from this offering. In addition, the Company may use a portion of the proceeds to invest in or acquire certain technologies, products or businesses that the Company believes are complementary. The Company has no specific agreements or commitments, however, and currently is not engaged in any negotiations for any such transaction. Pending the uses described above, the Company plans to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its shares of capital stock. The Company currently anticipates that it will retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1998 (i) on an actual basis, (ii) on a pro forma basis to give effect to the conversion of all outstanding Preferred Stock of the Company into Common Stock automatically upon the completion of this offering and (iii) on a pro forma as adjusted basis to give effect to the sale and issuance of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and receipt and application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                      AS OF JUNE 30, 1998
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                         (IN THOUSANDS)
Capital lease obligations, less current portion(1)..........................  $      412   $     412    $     412
                                                                              ----------  -----------  -----------
Stockholders' equity (deficit):
  Convertible Preferred Stock, $0.01 par value; 10,000,000 shares authorized, 4,021,761 shares issued and outstanding actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro
    forma as adjusted.......................................................      37,972          --           --
  Common Stock, $0.01 par value; 15,000,000 shares authorized, 2,973,300 shares issued and outstanding actual; 25,000,000 shares authorized,
    6,995,061 shares issued and outstanding, pro forma, 8,995,061 shares
    issued and outstanding, pro forma as adjusted(2)........................       5,406      43,378       63,088
  Foreign currency translation adjustment...................................          21          21           21
  Accumulated deficit.......................................................     (42,923)    (42,923)     (42,923)
                                                                              ----------  -----------  -----------
    Total stockholders' equity..............................................         476         476       20,186
                                                                              ----------  -----------  -----------
      Total capitalization..................................................  $      888   $     888    $  20,598
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

--------------

(1) See Note 3 of Notes to Consolidated Financial Statements.

(2) Excludes as of June 30, 1998: (i) 711,687 shares of Common Stock issuable upon exercise of outstanding options, and 65,419 additional shares of Common Stock available for future grant, under the Company's Restated 1992 Employees' Stock Option Plan; (ii) 300,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan; and
    (iii) 700,000 shares of Common Stock reserved for issuance under the Company's 1998 Employees Stock Option Plan. See "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 4 and 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

    As of June 30, 1998, the pro forma net tangible book value of the Company was $476,000, and the pro forma net tangible book value per share of Common Stock was $0.07. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock in the offering, assuming an initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of June 30, 1998 would have been $20.2 million, or $2.24 per share of Common Stock. This represents an immediate dilution in net tangible book value of $8.76 per share to new investors purchasing Common Stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share..............             $   11.00
                                                                          ---------
  Pro forma net tangible book value per share................  $    0.07
                                                               ---------
  Increase in pro forma net tangible book value per share
    attributable to new investors............................       2.17
                                                               ---------
Pro forma net tangible book value per share after the
  offering...................................................                  2.24
                                                                          ---------
Dilution per share to new investors..........................             $    8.76
                                                                          ---------
                                                                          ---------

    The following table sets forth, on a pro forma basis as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of Common Stock offered by the Company hereby, assuming an initial public offering price of $11.00 per share:

                                     SHARES PURCHASED          TOTAL CONSIDERATION
                                 -------------------------  --------------------------  AVERAGE PRICE
                                    NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                 ------------  -----------  -------------  -----------  -------------
Existing stockholders..........     6,995,061        77.8%  $  43,378,000        66.3%    $    6.20
New investors..................     2,000,000        22.2      22,000,000        33.7         11.00
                                 ------------       -----   -------------       -----
  Total........................     8,995,061       100.0%  $  65,378,000       100.0%
                                 ------------       -----   -------------       -----
                                 ------------       -----   -------------       -----

    The foregoing tables assume no exercise of any outstanding stock options to purchase Common Stock after June 30, 1998. Excludes as of June 30, 1998: (i) 711,687 shares of Common Stock issuable upon exercise of outstanding options, and 65,419 additional shares of Common Stock available for future grant, under the Company's Restated 1992 Employees' Stock Option Plan; (ii) 300,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan; and (iii) 700,000 shares of Common Stock reserved for issuance under the Company's 1998 Employees Stock Option Plan. See "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 4 and 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended December 31, 1995, 1996 and 1997, and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from the consolidated financial statements of the Company, which are included elsewhere in this Prospectus and have been audited by Ernst & Young LLP, independent auditors, whose report thereon is also included herein. The consolidated balance sheet data at June 30, 1998, and the consolidated statements of operations data for the six months ended June 30, 1997 and 1998, are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended December 31, 1993 and 1994, and the consolidated balance sheet data at December 31, 1993, 1994, and 1995 are derived from consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, that are not included in this Prospectus. The unaudited financial statements include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated results of operations for these periods. The consolidated results of operations for the six months ended June 30, 1998 are not necessarily indicative of future results.

                                                                                                       SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                       JUNE 30,
                                              -----------------------------------------------------  --------------------
                                                1993       1994       1995       1996       1997       1997       1998
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Licenses................................  $   3,880  $   2,430  $   4,698  $   8,942  $   6,192  $   2,667  $   5,147
    Services................................        947      1,244      2,195      4,773     12,516      7,513      5,147
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total revenues............................      4,827      3,674      6,893     13,715     18,708     10,180     10,294
  Cost of revenues:
    Licenses................................        640        139        268        397        458        211        280
    Services................................        670        988      1,823      2,925      6,588      3,268      3,132
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total cost of revenues....................      1,310      1,127      2,091      3,322      7,046      3,479      3,412
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit..............................      3,517      2,547      4,802     10,393     11,662      6,701      6,882
  Operating expenses:
    Research and development................      2,350      2,820      3,416      4,790      5,228      2,811      2,469
    Sales and marketing.....................      4,544      3,287      6,201      8,932     10,083      5,213      3,465
    General and administrative..............      2,146      1,996      2,681      3,308      4,616      2,054      2,125
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses..................      9,040      8,103     12,298     17,030     19,927     10,078      8,059
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss from operations......................     (5,523)    (5,556)    (7,496)    (6,637)    (8,265)    (3,377)    (1,177)
  Interest expense and other, net...........        167        120        203       (154)        80         54        (17)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss before income taxes..................     (5,356)    (5,436)    (7,293)    (6,791)    (8,185)    (3,323)    (1,194)
  Provision for income taxes................     --         --         --         --             92         44         48
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss..................................  $  (5,356) $  (5,436) $  (7,293) $  (6,791) $  (8,277) $  (3,367) $  (1,242)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma basic and diluted net loss per
    share (1)...............................                                              $   (1.25)            $   (0.18)
                                                                                          ---------             ---------
                                                                                          ---------             ---------
  Shares used in computing pro forma basic
    and diluted net loss per share (1)......                                              6,606,224             6,980,634

                                                                                  DECEMBER 31,
                                                              -----------------------------------------------------   JUNE 30,
                                                                1993       1994       1995       1996       1997        1998
                                                              ---------  ---------  ---------  ---------  ---------  -----------
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $     215  $     148  $     664  $     117  $   1,447   $     771
  Working capital (deficit).................................        358       (779)    (1,720)    (9,450)      (627)     (1,495)
  Total assets..............................................      2,640      1,943      3,789      6,397      8,267       8,940
  Capital lease obligations, less current portion...........     --         --            113        178        297         412
  Total shareholders' equity (deficit)......................      1,121         89       (434)    (7,221)     1,619         476

------------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the weighted average shares of Common Stock outstanding used to compute pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE MATTERS DISCUSSED BELOW CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT EXPECTATIONS AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company designs, develops, markets and supports enterprise application server software platforms. The Company's application servers support the development, deployment and management of distributed, business-critical core competency applications in heterogeneous environments. The Company originally was incorporated in December 1990 as Servio Corporation, an Oregon corporation, and changed its name to Gemstone Systems, Inc. in June 1995. Prior to December 1990, its activities were included in the operations of Servio Logic Corporation, its parent at the time, and Servio Logic Corporation's wholly owned subsidiary Servio Logic Development Corporation. As part of the Reorganization, GemStone's direct parent company will become Lex Magna.

    The Company derives revenue from software licenses and services, including related software maintenance arrangements and professional services. The Company recognizes software license revenue when a noncancelable license agreement has been executed, the product has been shipped, the license fee is fixed or determinable and collectibility is reasonably assured. Software maintenance and support revenue related to software licenses is recognized ratably over the term of the related agreement. Revenue from professional services, including training and consulting, is recognized on either a time-and-materials or percentage-of-completion basis as the services are performed and amounts due from customers are deemed collectible. Amounts collected or billed prior to satisfying the above recognition criteria are reflected as deferred revenue.

    International revenue includes all revenue generated outside the United States and Canada. International revenue comprised approximately 10%, 9% and 33% of total revenues for the years ended December 31, 1995, 1996 and 1997, respectively, and 48% and 18% for the six months ended June 30, 1997 and 1998, respectively. Approximately 57% of the international revenue recognized in the year ended December 31, 1997 was attributable to a $3.5 million engagement with IBM Japan, Ltd. ("IBM/Japan"). The Company expects that international license revenue and related maintenance and professional services revenue will continue to account for a significant portion of its total revenue in the future. The Company has committed and continues to commit significant management time and financial resources to developing direct and indirect international sales and support channels. See "Risk Factors--International Business Risks" and Note 1 of Notes to Consolidated Financial Statements.

    GemStone employs a multi-channel sales and marketing strategy. The Company has made substantial investments in its sales and marketing infrastructure to increase its sales coverage and to support its customers and promote its products. The Company expects that sales and marketing expenses will increase in total dollar terms as the Company continues to hire additional direct sales and marketing personnel and increase promotional activities. In addition to its direct sales force, the Company utilizes distributors, VARs, systems integrators and independent consultants to market its products and services. For their sales and marketing efforts, these organizations are typically granted a discount from the Company's standard list price or are paid a fee on sales.

    In June 1998, the Company entered into a Development, Deployment and Reseller's Agreement with SCT, pursuant to which the Company licensed GemStone/J to SCT on a nonexclusive basis for incorporation into SCT's application programs for distribution worldwide. Under the terms of the agreement,

GemStone received a one-time lump sum license fee, and is entitled to receive ongoing license, professional service, maintenance and support fees payable depending upon the number of licenses of GemStone/J sold by SCT and the usage of professional services, maintenance and support services. There can be no assurance, however, that SCT will commercially ship, or continue to actively market, any products incorporating GemStone/J or use any such services. Furthermore, although the Company intends to enter into similar arrangements with other VARs, there can be no assurance that such opportunities will arise on terms favorable to the Company, or at all.

    Historically, a substantial portion of the Company's revenues in any given quarter have been derived from licenses and services provided to relatively few customers, and the identity of the Company's most significant customers has changed from year to year. Because the Company's results for any quarter are dependent on a few number of large orders, the Company's quarterly results are subject to significant fluctuation. See "Risks--Dependence on Large Orders from Limited Number of Customers."

    The sales cycles associated with the licensing of the Company's products are often lengthy and are subject to a number of significant delays over which the Company has little or no control. The Company's products typically are licensed as a portion of a significant enhancement to a customer's IT system. The implementation of some of the Company's products involves a significant commitment of resources by prospective customers and may require substantial re-engineering of customers' computer environments. Accordingly, potential customers are cautious in making commitments to purchase the Company's products. The Company generally is required to provide a significant amount of education to prospective customers regarding the uses and benefits of the Company's products. Licensing of the Company's products is subject to a number of uncertainties over which the Company has little or no control, including customers' internal acceptance reviews, the success and continued internal support of customers' own development efforts, competition and the efforts of distributors and VARs. The uncertain outcome of the Company's sales effort and the uncertainty of the sales cycle with new customers could result in substantial fluctuations in quarterly operating results. Due to the relatively large size of some licenses, a lost sale or delayed sale could have a material adverse effect on the Company's quarterly operating results.

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company incurred a net loss and consequently paid no federal or state income taxes in 1996 or 1997. In 1997 and the six months ended June 30, 1998, the Company recorded a tax provision related to foreign income tax payments based on the operations of the Company's foreign subsidiaries. As of December 31, 1997, the Company had approximately $32.2 million in federal net operating loss carryforwards and approximately $123,000 in research and development tax credit carryforwards. The federal net operating loss and research and development credit carryforwards expire in the years 2006 through 2012. The Company is included in the consolidated return of Sanpao Industries, Inc., which owns greater than 80% of Servio Logic Corporation, the direct parent of the Company prior to the Reorganization. The income tax disclosures represent the tax attributes for the Company, as if it had filed on a separate company basis, net of any losses and credits utilized by other members of the consolidated group.

    Due to the "change of ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss and credit carryforwards may be subject to a substantial annual limitation. If a change of ownership should occur, the annual limitation may result in the expiration of net operating losses and credit carryforwards before utilization.

    The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. If it is determined that it is more likely than not that deferred tax assets are realizable, then at such time the valuation allowance will be appropriately reduced. See Note 5 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth the Consolidated Statements of Operations Data of the Company, expressed as a percentage of total revenues for the periods indicated.

                                                                         SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,          JUNE 30,
                                          ----------------------------   -----------------
                                            1995      1996      1997      1997      1998
                                          --------   -------   -------   -------   -------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Revenues:
    Licenses............................      68.2%     65.2%     33.1%     26.2%     50.0%
    Services............................      31.8      34.8      66.9      73.8      50.0
                                          --------   -------   -------   -------   -------
  Total revenues........................     100.0     100.0     100.0     100.0     100.0
  Cost of revenues:
    Licenses............................       3.9       2.9       2.5       2.1       2.7
    Services............................      26.4      21.3      35.2      32.1      30.4
                                          --------   -------   -------   -------   -------
  Total cost of revenues................      30.3      24.2      37.7      34.2      33.1
  Gross profit..........................      69.7      75.8      62.3      65.8      66.9
  Operating expenses:
    Research and development............      49.5      35.0      27.9      27.6      24.0
    Sales and marketing.................      90.0      65.1      53.9      51.2      33.7
    General and administrative..........      38.9      24.1      24.7      20.2      20.6
                                          --------   -------   -------   -------   -------
  Total operating expenses..............     178.4     124.2     106.5      99.0      78.3
                                          --------   -------   -------   -------   -------
  Loss from operations..................    (108.7)    (48.4)    (44.2)    (33.2)    (11.4)
  Interest expense and other, net.......       2.9      (1.1)      0.4       0.5      (0.2)
                                          --------   -------   -------   -------   -------
  Loss before income taxes..............    (105.8)    (49.5)    (43.8)    (32.7)    (11.6)
  Provision for income taxes............       0.0       0.0       0.5       0.4       0.5
                                          --------   -------   -------   -------   -------
  Net Loss..............................    (105.8)%   (49.5)%   (44.3)%   (33.1)%   (12.1)%
                                          --------   -------   -------   -------   -------
                                          --------   -------   -------   -------   -------

  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

    REVENUES. Total revenues consist of license revenue and services revenue, the latter including consulting and training professional services revenue and maintenance revenue. Total revenues increased 1.0% from $10.2 million for the six months ended June 30, 1997 to $10.3 million for the six months ended June 30, 1998. License revenue increased 88.9% from $2.7 million for the six months ended June 30, 1997 to $5.1 million for the comparable period in 1998, primarily attributable to increased demand for the Company's GemStone/J and GemStone/S products. Services revenue decreased 32.0% from $7.5 million for the six months ended June 30, 1997 to $5.1 million for the comparable period in 1998, primarily due to a $3.5 million engagement with IBM/Japan, all of which was performed during the three months ended June 30, 1997. Of the $10.3 million in total revenues for the six months ended June 30, 1998, $1.7 million was attributable to a GemStone/S sale to Sprint. The order was effected pursuant to an existing license, and there can be no assurance that the Company will continue to derive significant additional revenue from licenses and services provided to Sprint.

    COST OF REVENUES. Cost of revenues consists of cost of license revenue and cost of services revenue. Cost of license revenue consists of product packaging, documentation, production and shipping as well as any royalties payable to third parties for technologies licensed as part of or in conjunction with the Company's products. Cost of services revenue consists of costs to provide consulting, implementation, maintenance, technical support and training to the Company's customers, the cost of providing periodic updates and the direct costs of managing the professional services and technical support organization.

Total cost of revenues decreased 2.9% from $3.5 million for the six months ended June 30, 1997 to $3.4 million for the six months ended June 30, 1998. Total cost of revenues as a percentage of total revenues decreased from 34.2% to 33.1%, respectively. Cost of license revenue increased 32.7% from $211,000 for the six months ended June 30, 1997 to $280,000 for the comparable period in 1998, primarily attributable to increased sales of software licenses, which resulted in greater shipment and royalty costs. Cost of services revenue decreased 6.1% from $3.3 million for the six months ended June 30, 1997 to $3.1 million for the comparable period in 1998, primarily attributable to the higher level of service activity in the prior period associated with the engagement with IBM/Japan during the quarter ended June 30, 1997.

    RESEARCH AND DEVELOPMENT. Research and development expenses include expenses associated with the development of new products and enhancements to existing products and primarily consist of salaries and other personnel-related expenses, depreciation of development equipment, purchased and licensed development software and technologies and associated maintenance contracts. Research and development expenses decreased 10.7% from $2.8 million for the six months ended June 30, 1997 to $2.5 million for the six months ended June 30, 1998. Research and development expenses as a percentage of total revenues decreased from 27.6% to 24.0%, respectively. The decrease in expenses was primarily attributable to the reduction of costs associated with third-party development of tools and products for the GemStone/S product family. The Company believes that a significant level of investment for product development is required to remain competitive. The Company anticipates that it will continue to devote substantial resources to product development and that product development expenses may increase in total dollar terms in 1998 and 1999. Because costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of license revenue includes no amortization of capitalized software development costs.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of sales and marketing personnel costs and marketing program costs, including sales commissions, recruiting, travel, advertising, public relations, seminars, trade shows, product descriptive literature and facility and communication costs for direct sales offices. Sales and marketing expenses decreased 32.7% from $5.2 million for the six months ended June 30, 1997 to $3.5 million for the six months ended June 30, 1998. Sales and marketing expenses as a percentage of total revenues decreased from 51.2% to 33.7%, respectively. The decrease in expenses was attributable in part to a reduction in marketing activities and related costs, including advertising, trade shows, Company-sponsored seminars, market research and collateral materials incurred in 1997 associated with the GemStone/J product announcement and launch. The decrease was also attributable to a reduction in personnel and associated costs resulting from a reorganization of the sales and marketing departments, and large sales commissions and international travel and related costs incurred by sales and marketing personnel associated with the engagement with IBM/Japan in 1997.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries of executive, financial, information services, human resources and administrative personnel, as well as corporate facility rents and outside professional fees. General and administrative expenses remained virtually flat at $2.1 million for the six months ended June 30, 1997 and for the comparable period in 1998. General and administrative expenses as a percentage of total revenues increased slightly from 20.2% to 20.6%, respectively. The Company believes that its general and administrative expenses will increase in dollar terms in 1998 and 1999 as a result of an expansion of the Company's administrative staff to support its growing operations and as a result of an increase in expenses associated with being a public company.

    INTEREST EXPENSE AND OTHER, NET. Interest expense and other, net, represents interest expense on notes payable and capital leases, offset by interest earned by the Company on its cash and short-term investments and miscellaneous other income. For the six months ended June 30, 1997, interest expense and other, net, was $54,000 of other income in excess of interest expense, and for the six months ended June 30, 1998 the Company had interest expense and other, net, of $17,000 of expense in excess of other income.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES. Total revenues increased 36.5% from $13.7 million for the year ended December 31, 1996 to $18.7 million for the year ended December 31, 1997. The increase in revenues was primarily attributable to a significant growth in services revenue which more than offset a decrease in license revenue. License revenue decreased 30.3% from $8.9 million for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997, attributable to a decline in sales of the Company's GemStone/S products. Total services revenue increased 160.4% from $4.8 million for the year ended December 31, 1996 to $12.5 million for the year ended December 31, 1997, primarily attributable to an increased demand for professional services, including the $3.5 million engagement with IBM/Japan, and sales of maintenance contracts.

    COST OF REVENUES. Cost of revenues increased 112.1% from $3.3 million for the year ended December 31, 1996 to $7.0 million for the year ended December 31, 1997. Cost of revenues as a percentage of total revenues increased from 24.2% to 37.7%, respectively. Cost of services revenue increased 127.6% from $2.9 million in 1996 to $6.6 million in 1997. These increases were primarily attributable to the increase in personnel and related expenses and subcontractor costs incurred in providing consulting, training and customer support services to support the increased demand for those services, as well as the additional costs incurred in connection with the engagement with IBM/Japan.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 8.3% from $4.8 million for the year ended December 31, 1996 to $5.2 million for the year ended December 31, 1997. Research and development expenses as a percentage of total revenues decreased from 35.0% to 27.9%, respectively. The increase in expenses was primarily attributable to an increase in personnel and related costs as the Company invested in development of the GemStone/J product. The decrease as a percentage of total revenues was attributable to the overall increase in total revenues.

    SALES AND MARKETING. Sales and marketing expenses increased 13.5% from $8.9 million for the year ended December 31, 1996 to $10.1 million for the year ended December 31, 1997. Sales and marketing expenses as a percentage of total revenues decreased from 65.1% to 53.9%, respectively. The increase in expenses was primarily attributable to higher costs associated with an increase in sales and marketing personnel, including salary and commission expenses, increased costs associated with the establishment of the European sales offices and increased travel costs to support expanded global sales efforts. The decrease as a percentage of total revenues was attributable to the overall increase in total revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 39.4% from $3.3 million for the year ended December 31, 1996 to $4.6 million for the year ended December 31, 1997. General and administrative expenses as a percentage of total revenues increased from 24.1% to 24.7%, respectively. The increases were primarily attributable to increased rents and utilities associated with the move to a larger facility, increased depreciation expense associated with new office furniture and fixtures and investments in the Company's IT infrastructure.

    INTEREST EXPENSE AND OTHER, NET. Interest expense and other, net, was $154,000 of interest expense in excess of other income for the year ended December 31, 1996, and $80,000 of other income in excess of interest expense for the year ended December 31, 1997.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES. Total revenues increased 98.6% from $6.9 million for the year ended December 31, 1995 to $13.7 million for the year ended December 31, 1996. License revenue increased 89.4% from $4.7 million for the year ended December 31, 1995 to $8.9 million for the year ended December 31, 1996, due to an increase in sales of the Company's GemStone/S product. Services revenue increased 118.2% from $2.2 million for the year ended December 31, 1995 to $4.8 million for the year ended December 31, 1996, primarily attributable to an increase in demand for professional services and a larger installed base of customers purchasing and renewing maintenance contracts.

    COST OF REVENUES. Total cost of revenues increased 57.1% from $2.1 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996. Total cost of revenues as a percentage of total revenues decreased from 30.3% to 24.2%, respectively. Cost of services revenue increased 61.1% from $1.8 million in 1995 to $2.9 million in 1996. The increase in cost of total revenues was primarily attributable to the increase in personnel and related expenses and subcontractor costs incurred in providing consulting, training and customer support services to support the increased revenue earned on those services. The decrease as a percentage of total revenues was due to the overall increase in total revenues.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 41.2% from $3.4 million for the year ended December 31, 1995 to $4.8 million for the year ended December 31, 1996. Research and development expenses as a percentage of total revenues decreased from 49.5% to 35.0%, respectively. The increase in expenses was primarily attributable to the fee for licensing the Sun Java Application Environment in connection with developing the GemStone/J product, and the related maintenance costs and costs associated with third-party development of tools and products for the GemStone/S product line. The decrease as a percentage of total revenues was due to the overall increase in total revenue.

    SALES AND MARKETING. Sales and marketing expenses increased 43.5% from $6.2 million for the year ended December 31, 1995 to $8.9 million for the year ended December 31, 1996. Sales and marketing expenses as a percentage of total revenues decreased from 90.0% to 65.1%, respectively. The increase in expenses was primarily attributable to higher costs associated with an increase in sales and marketing personnel, including salary and commission expenses, increased marketing activities including the production of collateral materials and an increase in rents associated with expanding the number of sales field offices, both domestically and internationally. The decrease as a percentage of total revenues was attributable to the overall increase in total revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 22.2% from $2.7 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996. General and administrative expenses as a percentage of total revenues decreased from 38.9% to 24.1%, respectively. The increase in expenses was primarily attributable to higher costs associated with an increase in information services, human resources, financial and administrative personnel, including salaries and wages and associated benefits and increased rents related to expanded facilities. The decrease as a percentage of total revenues was attributable to the overall increase in total revenues.

    INTEREST EXPENSE AND OTHER, NET. Interest expense and other, net, was $203,000 of other income in excess of interest expense for the year ended December 31, 1995, and $154,000 of interest expense in excess of other income for the year ended December 31, 1996.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited consolidated quarterly statements of operations data for each of the ten quarters in the period ended June 30, 1998, as well as such data presented as a percentage of the Company's total revenue for the periods indicated. This data, in management's opinion, has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such information. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                     THREE MONTHS ENDED
                                ---------------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,    DEC. 31,
                                  1996       1996         1996        1996        1997        1997        1997        1997
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
                                                                       (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Revenues:
    Licenses..................   $2,756    $ 1,830      $ 2,087     $ 2,269     $   805      $1,862     $ 1,580     $ 1,945
    Services..................      820      1,013        1,118       1,822       2,078       5,435       2,520       2,483
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total revenues..............    3,576      2,843        3,205       4,091       2,883       7,297       4,100       4,428
  Cost of revenues:
    Licenses..................       30         95          148         124          65         146         120         127
    Services..................      535        718          726         946       1,464       1,804       1,565       1,755
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total cost of revenues......      565        813          874       1,070       1,529       1,950       1,685       1,882
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Gross profit................    3,011      2,030        2,331       3,021       1,354       5,347       2,415       2,546
  Operating expenses:
    Research and development..      884        959        1,331       1,616       1,461       1,350       1,246       1,171
    Sales and marketing.......    2,130      1,963        1,983       2,856       2,219       2,994       2,439       2,431
    General and
      administrative..........      855        804          816         833       1,094         960       1,055       1,507
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total operating expenses....    3,869      3,726        4,130       5,305       4,774       5,304       4,740       5,109
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Income (loss) from
    operations................     (858)    (1,696)      (1,799)     (2,284)     (3,420)         43      (2,325)     (2,563)
  Interest expense and other,
    net.......................       (8)     --             (66)        (80)         19          35           9          17
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Net income (loss) before
    income taxes..............     (866)    (1,696)      (1,865)     (2,364)     (3,401)         78      (2,316)     (2,546)
  Provision for income
    taxes.....................    --         --           --          --             22          22          20          28
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Net income (loss)...........   $ (866)   $(1,696)     $(1,865)    $(2,364)    $(3,423)     $   56     $(2,336)    $(2,574)
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------

AS A PERCENT OF TOTAL
  REVENUES:
  Revenues:
    Licenses..................     77.1%      64.4%        65.1%       55.5%       27.9%       25.5%       38.5%       43.9%
    Services..................     22.9       35.6         34.9        44.5        72.1        74.5        61.5        56.1
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total revenues..............    100.0      100.0        100.0       100.0       100.0       100.0       100.0       100.0
  Cost of revenues:
    Licenses..................      0.8        3.3          4.6         3.0         2.2         2.0         2.9         2.9
    Services..................     15.0       25.3         22.7        23.1        50.8        24.7        38.2        39.6
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total cost of revenues......     15.8       28.6         27.3        26.1        53.0        26.7        41.1        42.5
  Gross profit................     84.2       71.4         72.7        73.9        47.0        73.3        58.9        57.5
  Operating expenses:
    Research and development..     24.7       33.7         41.5        39.5        50.7        18.5        30.4        26.5
    Sales and marketing.......     59.6       69.1         61.9        69.8        77.0        41.0        59.5        54.9
    General and
      administrative..........     23.9       28.3         25.4        20.4        37.9        13.2        25.7        34.0
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Total operating expenses....    108.2      131.1        128.8       129.7       165.6        72.7       115.6       115.4
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Income (loss) from
    operations................    (24.0)     (59.7)       (56.1)      (55.8)     (118.6)        0.6       (56.7)      (57.9)
  Interest expense and other,
    net.......................     (0.2)     --            (2.1)       (2.0)        0.7         0.5         0.2         0.4
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Net income (loss) before
    income taxes..............    (24.2)     (59.7)       (58.2)      (57.8)     (117.9)        1.1       (56.5)      (57.5)
  Provision for income
    taxes.....................    --         --           --          --            0.8         0.3         0.5         0.6
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
  Net income (loss)...........    (24.2)%    (59.7)%      (58.2)%     (57.8)%    (118.7)%      0.8%       (57.0)%     (58.1)%
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------
                                --------   ---------   ----------   ---------   ---------   --------   ----------   ---------


                                 THREE MONTHS ENDED

                                ---------------------
                                MAR. 31,    JUNE 30,
                                  1998        1998
                                ---------   ---------

CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
  Revenues:
    Licenses..................  $ 2,154      $2,993
    Services..................    2,366       2,781
                                ---------   ---------
  Total revenues..............    4,520       5,774
  Cost of revenues:
    Licenses..................      112         168
    Services..................    1,592       1,540
                                ---------   ---------
  Total cost of revenues......    1,704       1,708
                                ---------   ---------
  Gross profit................    2,816       4,066
  Operating expenses:
    Research and development..    1,345       1,124
    Sales and marketing.......    1,599       1,866
    General and
      administrative..........    1,019       1,106
                                ---------   ---------
  Total operating expenses....    3,963       4,096
                                ---------   ---------
  Income (loss) from
    operations................   (1,147)        (30)
  Interest expense and other,
    net.......................        2         (19)
                                ---------   ---------
  Net income (loss) before
    income taxes..............   (1,145)        (49)
  Provision for income
    taxes.....................       24          24
                                ---------   ---------
  Net income (loss)...........  $(1,169)     $  (73)
                                ---------   ---------
                                ---------   ---------
AS A PERCENT OF TOTAL
  REVENUES:
  Revenues:
    Licenses..................     47.7%       51.8%
    Services..................     52.3        48.2
                                ---------   ---------
  Total revenues..............    100.0       100.0
  Cost of revenues:
    Licenses..................      2.5         2.9
    Services..................     35.2        26.7
                                ---------   ---------
  Total cost of revenues......     37.7        29.6
  Gross profit................     62.3        70.4
  Operating expenses:
    Research and development..     29.8        19.5
    Sales and marketing.......     35.4        32.3
    General and
      administrative..........     22.5        19.1
                                ---------   ---------
  Total operating expenses....     87.7        70.9
                                ---------   ---------
  Income (loss) from
    operations................    (25.4)       (0.5)
  Interest expense and other,
    net.......................      0.0        (0.3)
                                ---------   ---------
  Net income (loss) before
    income taxes..............    (25.4)        (.8)
  Provision for income
    taxes.....................      0.5         0.4
                                ---------   ---------
  Net income (loss)...........    (25.9)%      (1.2)%
                                ---------   ---------
                                ---------   ---------

    The Company's historical operating results have fluctuated significantly and the Company expects its operating results to continue to fluctuate in the future. Future operating results in any period will depend upon many factors, including: the size and timing of individual license transactions; the delay or deferral of customer orders or deployments; the budget cycles of the Company's customers; the growth rate in the overall market for the Company's products; the level of product and price competition; the length of the Company's sales cycle; the Company's success in expanding its direct sales force and indirect distribution channels; demand for the Company's products and services; the mix in direct sales versus indirect distribution channel sales; the mix of products and services licensed or sold; the success of the Company in penetrating international markets; the impact on timing of revenue recognition associated with the adoption of SOP 97-2 and SOP 98-4; changes in pricing policy by the Company and its competitors; the timing of new product introductions and product enhancements; publication of opinions about the Company, its products and object computing technology by industry analysts; and personnel changes and the ability to hire new employees. A decline in sales or utilization of the Company's products may cause a decline in service, maintenance and training services, thereby exacerbating fluctuations in results of operations.

    The Company historically has earned a substantial portion of its revenue in the last two weeks of each quarter due to customer purchasing practices. Because a substantial portion of the Company's costs are relatively fixed and based on anticipated revenues, any reduction in revenues would not be accompanied by a corresponding reduction in costs and could result in significant variations in results of operations. Accordingly, the failure to achieve projected revenue during any given quarter could have a material adverse effect on the Company's business, financial condition and results of operations for the quarter. The Company believes that the typical budgeting cycles of its customers can have an adverse effect on the Company's first quarter revenue. Due to all of the foregoing factors, the Company believes that the Company's results of operations will experience substantial fluctuations and that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, in the event that in some future quarter the Company's operating results are below the expectations of public market analysts and investors, the price of the Company's Common Stock would likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has funded its operations and met its capital expenditure requirements primarily through the private sale of Preferred Stock and Common Stock and, to a lesser extent, with loans from its principal stockholder and equipment-leasing arrangements.

    As of June 30, 1998, the Company had $771,000 in cash and cash equivalents compared to $1.4 million as of December 31, 1997. The Company's working capital deficit as of June 30, 1998 was $1.5 million. Excluding deferred revenue of $3.9 million, the Company would have had working capital of $2.4 million as of June 30, 1998. Deferred revenue consists primarily of the unrecognized portion of revenue under maintenance and support contracts (which revenue is deferred and recognized ratably over the term of such contracts) and advance payment of software license fees and consulting and training professional services. Currently, the Company does not have a line of credit arrangement with any financial institution.

    The Company's operating activities used $5.8 million, $5.8 million and $7.6 million for the years ended December 31, 1995, 1996 and 1997, respectively, and $563,000 for the six months ended June 30, 1998, principally for sales and marketing and research and development.

    The Company's investing activities used $888,000, $943,000 and $1.0 million for the years ended December 31, 1995, 1996 and 1997, respectively, and $41,000 for the six months ended June 30, 1998, principally for the purchase of property and equipment, predominantly computer equipment and software and office furniture and equipment to support the Company's growth.

    The Company's financing activities provided $7.2 million, $6.2 million and $10.0 million for the years ended December 31, 1995, 1996 and 1997, respectively. Such cash was primarily attributable to proceeds from private placements of the Company's Preferred Stock, all of which was purchased by Servio Logic Corporation, the Selling Stockholder's corporate predecessor. Financing activities used $119,000 for the six months ended June 30, 1998, primarily relating to principal payments under capital lease obligations.

    The Company believes that cash and cash equivalents, net proceeds from the offering and cash from operations, if any, will be adequate to meet its needs for at least the next 12 months. Thereafter, the Company may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available on acceptable terms, or at all.

YEAR 2000

    The Company does not believe that it has a material exposure to the Year 2000 issue with respect to its own information systems because its existing systems correctly define the year 2000. Although the Company believes that the information systems of its major vendors (insofar as they relate to the Company's business) comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not affect the information systems of the Company's major vendors as they relate to the Company's business, or that any such impact of a major vendor's information system would not have a material adverse effect on the Company.

RECENT ACCOUNTING PRONOUNCEMENT

    Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), which supersedes SOP 91-1. In March 1998, the AICPA issued Statement of Position No. 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which defers for one year the application of certain provisions of SOP 97-2. These provisions limit what is considered vendor-specific objective evidence of the fair value of the various elements in a multiple element arrangement. All other provisions of SOP 97-2 remain in effect. The Company believes its revenue recognition policies and practices comply with these pronouncements in all material respects. However, SOP 97-2 includes restrictive provisions regarding specific terms of software arrangements, which, if present, require deferral of revenue recognition beyond the point of delivery of the software. Future competitive conditions may arise that could necessitate changes in the Company's business practices and the contract terms of its software arrangements. Such changes may require deferral of revenue recognition and, if so, periodic operating results could be materially and adversely affected.

                                    BUSINESS

INTRODUCTION

    GemStone designs, develops, markets and supports enterprise application server software platforms. The Company's application servers support the development, deployment and management of distributed, business-critical core competency applications in heterogeneous environments. In September 1997, the Company first commercially shipped its GemStone/J product, an application server platform for a new generation of enterprise server-based applications written in Java. These applications require a scalable Java application server platform that provides enterprise-class quality of service and integrates Internet and World Wide Web technology with existing information infrastructure, including corporate databases, packaged enterprise software and legacy applications. The Company also provides an application server platform for Smalltalk, GemStone/S, which the Company has been shipping since 1986. The Company has leveraged both significant technology expertise and experience from working with GemStone/S customers to create the GemStone/J platform.

    GemStone's products are marketed and sold through the Company's direct sales force, distributors and VARs in the Americas, Europe, Asia and Australia. Customers from a wide variety of industries, including banking, government, insurance, manufacturing, pharmaceutical, retail, telecommunications, transportation and utilities have deployed applications on GemStone platforms. Through June 30, 1998, over 500 customers have licensed GemStone products, including Banque Generale du Luxembourg S.A., Florida Power and Light Company, J.P. Morgan & Co. Incorporated, Lucent Technologies Inc., Millenium Pharmaceuticals, Inc., Northern Telecom Limited, Orient Overseas Container Line, SCT and Texas Instruments Incorporated.

INDUSTRY BACKGROUND

    Organizations today are under increasing pressure to respond to a changing competitive landscape, driven in part by globalization of business and industry deregulation. In order to compete more effectively, companies grow through acquisition, diversify geographically and re-engineer business processes, while strengthening relationships with customers, suppliers, distributors and other key business partners. To accomplish these objectives, companies have implemented IT business applications that automate and manage functions critical to their core competencies. These core competency applications are designed to enable efficient decision processing and often are considered strategic and competitive assets.

    Although packaged enterprise software products perform adequately for standard application types such as general financial accounting and human resources, applications that are more specific to a company and address its core competencies typically must be custom developed. Examples of these core competency applications include systems that manage and track shipments for transportation companies, customer care and billing systems for telecommunications companies and applications for trading and pricing complex products for financial institutions. Companies require flexible IT architectures for core competency applications that enable them to:

    - Develop and modify applications easily and rapidly to respond to changing business requirements and market demands.

    - Deploy applications for use across their global enterprise by customers, suppliers, partners and other interested parties.

    - Integrate applications with existing systems, resources and data without requiring extensive modifications to legacy applications and databases.

    - Provide applications with necessary enterprise-class capabilities that help ensure their scalability, integrity, performance, availability and security.

  EVOLUTION OF THE ENTERPRISE COMPUTING PLATFORM

    Business-critical software applications historically were developed for use on large mainframe computer systems for access by terminals within an enterprise. Mainframe systems generally provided the high levels of scalability, integrity, performance, availability and security required for enterprise applications. Many organizations continue to rely on these time tested legacy systems for applications that have high volume transaction processing requirements or that manage critical corporate data. However, these systems can be very difficult to modify to meet new requirements or to integrate with other enterprise applications.

    The establishment of the PC as a standard desktop computing platform and the availability of high-end networked database systems from companies such as Informix Corporation ("Informix"), Oracle and Sybase, Inc. ("Sybase") enabled the emergence of the client/server computing model. Client/server systems enabled work groups and departments to speed development of new business applications. By reducing reliance upon centralized IT organizations for application development, these systems delivered greater autonomy across an organization. However, two-tier client/server systems generally lack high degrees of scalability and therefore are unable to support the broad number of users required for large enterprise applications. Also, enterprise deployments of two-tier systems typically require the use of large amounts of memory and other expensive resources on desktop PC clients and introduce significant difficulties in managing and integrating applications with diverse legacy systems and databases within an enterprise.

    As a result of these drawbacks, client/server architectures are evolving from this initial two-tier model to a three-tier, or "n-tier" architecture. The three-tier architecture locates critical application processing on server computers, as opposed to each user's PC, enabling significantly greater scalability, improvements in application management and reduction of client platform requirements. For these reasons, companies have begun to implement three-tier architectures as a more economical "thin client" enterprise computing model. Three-tier computing is used as a basis for both packaged enterprise applications, such as those from Oracle and SAP, as well as core competency business applications that are developed to meet companies' specific and unique business requirements.

[Graphic]

        Graphic under heading TWO-TIER SYSTEMS: Rendering of 3 overlapping computer screens with multiple lines leading to 3 cylinders labeled "Database."

        Under the computer screens are the following: User interface; Application logic; Data access. Under the Databases are the following:
    Transaction Management; Data.

        Graphic under heading THREE-TIER SYSTEMS: Rendering of 6 overlapping computer screens on left of page with lines leading to box in center of page with words "Enterprise Application Server," with lines leading to 5 cylinders on right of page labeled, "Database."

        Under the computer screens is the following: User interface ("thin client"). Under the box are the following: Application logic; Data access; Transaction management. Under the Databases is the following:
    Data.

[/Graphic]

    Although the three-tier model provides significant benefits, it also introduces the need to use sophisticated middleware, software that integrates and manages connections between enterprise clients on the front end and databases and legacy systems on the back end. In addition to this connection-oriented middleware, the middle tier in a three-tier architecture must provide high degrees of scalability, integrity, performance, availability and security that previously had been provided by mainframes and relational databases.

    The evolution in tiered computing has coincided with the emergence of the Internet and the World Wide Web. Companies have developed intranets that enable employees with Web browsers to access information and business applications within the enterprise. These networks are often extended into extranets to include business partners and suppliers and to conduct electronic transactions with customers and other interested parties. This Web-based infrastructure has been implemented using three-tier architectures that leverage widely deployed Web clients and powerful server computers. To support applications designed for use with Internet and Web technologies, enterprise application servers based on open architecture and industry standards are emerging to provide a scalable and robust application platform.

  EMERGENCE OF DISTRIBUTED OBJECT COMPUTING

    Advances in object software technology have also contributed significantly to the evolution of enterprise computing architectures away from centralized mainframe systems with terminals and toward PCs and Web clients in three-tier systems. Business applications for mainframes typically were created using procedural software languages, primarily COBOL, and were built in monolithic styles that made them difficult and time consuming to change or integrate with other business applications. Subsequently, software tools emerged to support development of client/server applications. However, applications built with these tools tended not to work well at the enterprise level, were based on proprietary technologies and did not provide the flexibility for on-going application enhancement or integration.

    Object software allows corporations to more easily create and manage custom business applications in modules composed of software "chunks" called objects. Objects can be designed to closely emulate specific business processes, rules, work flows and structures, and can be combined into modules that form new business applications. By tailoring objects to particular business environments, resulting applications can be more distinctive and valuable, and easier to modify and enhance as business requirements change, thereby contributing to a lower cost of ownership. Because of their modularity, business applications using object software can also be easier to integrate into existing computing environments composed of heterogeneous computer systems, networks and databases. Distributed object computing combines the use of object software with a standardized communications middleware that results in a three-tier environment for enterprise applications. Using this software infrastructure, application developers can independently develop software modules and rapidly integrate them with existing applications and databases. Additionally, distributed object computing provides shared software services that help reduce the amount of infrastructure-related development required by application developers and support deployed applications in meeting the demanding requirements of enterprise-class environments.

  EMERGENCE OF JAVA

    Invented over a decade ago, object technology has gained recognition only in the last few years with the popularity of the Web and the emergence of Java. Organizations have begun to use Java to provide platform-independent IT infrastructure and development. Java is an object software language and platform that has evolved from prior generations of object technology. Java is similar in architecture to Smalltalk, also an object software language and platform, and the Java architecture reflects many of the concepts and techniques used in Smalltalk. For instance, Java, like Smalltalk, is a dynamic object software environment, and uses a virtual machine providing platform independence and built-in memory management called "garbage collection."

    Although Java technology initially was used primarily as part of Web browsers to enable more interactive applications, it recently has been adopted, among other purposes, for use on application servers as a basis for enterprise applications. Sun, the inventor of the Java programming language, has been a major proponent for the specification and adoption of standards for the use of Java technology within the enterprise, and this effort has gained significant commitment from major industry players. A May 1998 Forrester Research study indicates that 48% of IT executives surveyed are using Java technology today in their companies' development activities, and nearly half of these respondents believe that in two years Java technology will be a critical or important factor in their firms' software development strategies. The Company believes that the emerging standards based on Sun's Java technology, and particularly the emerging Enterprise JavaBeans ("EJB") standard for enterprise application servers, should further encourage the use of Java technology as a computing platform for the enterprise. The use of Java technology for building enterprise applications on an application server leverages the pervasive Web and Internet infrastructure, provides a mechanism to integrate information and applications from legacy systems and corporate databases and provides a flexible and productive environment for building new IT applications.

    Three-tier architectures and distributed object computing technologies have matured in recent years; however, the availability of Java technology within these environments is very recent. As a result, initial attempts to develop and deploy enterprise-class business applications written in the Java programming language have been challenging because developers have lacked the Java software infrastructure required to provide enterprise-class capabilities required of core competency applications, including scalability, integrity, performance, availability and security. The Company believes there is a significant opportunity for an organization with extensive distributed object computing expertise to provide enterprise application servers that simplify and reduce the risk in developing and deploying enterprise Java applications. These servers would become a stable foundation for business applications providing enterprise-class capabilities and services and integration with existing systems while supporting three-tier, distributed object computing architectures based on Web and Internet technologies.

THE GEMSTONE SOLUTION

    GemStone designs, develops, markets and supports enterprise application server software platforms. The Company's application servers support the development, deployment and management of distributed business-critical core competency applications in heterogeneous environments. Building on its proprietary Persistent Cache Architecture ("PCA"), the Company's GemStone/J platform enables the execution and management of large, complex Java-based applications that are integrated with existing corporate databases and legacy systems. The GemStone/J platform delivers the scalability, integrity, performance, availability and security necessary to support enterprise-class business applications.

    GemStone has been working closely with customers for over a decade to deliver object enterprise application server solutions for Smalltalk, and the Company currently derives the substantial majority of its revenues from licenses and services relating to its GemStone/S product. By leveraging both the technology created for the GemStone/S enterprise application server and its expertise in working with customers on implementing enterprise applications in Smalltalk, the Company developed GemStone/J, an enterprise application server, and first commercially shipped it in September 1997. The Company's experience with Smalltalk technologies and enterprise applications has enabled it to develop the GemStone/J enterprise application server platform and provide it with capabilities and technology that support large-scale, distributed object applications in Java.

    The GemStone/J environment, through its proprietary PCA technology, features support for large numbers of objects, client/server partitioning, highly efficient memory management, distributed transaction management and object persistence. GemStone/J provides a suite of enterprise services that reduce application development time by supporting programmers with basic software infrastructure operations, such as naming, security, transactions and collections. These services are designed to enable these applications to deliver required enterprise-class capabilities while freeing developers to concentrate on situation-specific business logic. Companies can leverage the GemStone platform to help speed the delivery of large-scale core competency applications and provide their customers new services not previously available with the existing computing infrastructure. Core competency applications provide automation and decision processing for key functions that contribute to an enterprise's competitive advantage.

    By means of adherence to open standards, GemStone's enterprise application server platforms act as a hub in a three-tier architecture for integrating and working with existing corporate databases, legacy computing systems and external data sources, providing broad-based access to applications from standard desktop computers through Web and Internet technologies. The Company's products use a standard communications mechanism for interoperability with other systems and standard software drivers for working with relational databases and communicate with legacy systems via integration with message queuing systems, such as IBM MQSeries. The next release of GemStone/J is being designed to support the EJB standard released by Sun in March 1998, to enable customers to leverage the Company's technology while adhering to emerging industry standards for enterprise services. GemStone/J runs on standard Sun Solaris and Microsoft NT server platforms, and Java applications deployed on GemStone/J can be accessed from standard Java-enabled Web browsers, such as Netscape Navigator and Microsoft Internet Explorer running on Microsoft Windows and other operating systems.

STRATEGY

    The Company's objective is to be the leading provider of enterprise application server platforms for enterprise computing based on distributed object technologies in a heterogeneous environment. The Company's strategy incorporates the following key elements.

  MAINTAIN TECHNOLOGICAL LEADERSHIP

    The Company intends to maintain a leadership position in supporting platforms for distributed object enterprise computing. The Company has developed a number of advanced technologies that provide a high-end platform for enterprise applications using distributed object computing. GemStone has over a decade of experience developing application server technologies for enterprise environments based on object-based software. The Company has developed proprietary technology and algorithms for brokering access to pools of shared virtual machines, partitioning of client/server object-based applications, managing large, server-based object environments, caching and sharing objects among many virtual machines, managing memory for large, server-based applications and managing distributed transactions for object-based software applications. The Company's proprietary PCA embodies many of these technologies and enhances the scalability, integrity, performance, availability and security of enterprise Java applications. The Company intends to remain a leader as it supports the EJB standard; the next release of GemStone/J, scheduled for the end of 1998, is being designed to support the EJB standard. GemStone has played, and plans to continue to play, an active role contributing to the development of this specification.

  TARGET ENTERPRISE JAVA APPLICATIONS IN A BROAD RANGE OF INDUSTRIES

    The Company has designed the GemStone/J enterprise application server to satisfy the requirements for building, deploying and managing enterprise Java applications of businesses in a wide variety of industries. Companies in banking, manufacturing, telecommunications and retail, among others, currently are engaged in pilot programs with GemStone/J. The advanced technologies provided by GemStone/J enable GemStone customers to create strategic business applications that support their core competencies with decision processing, providing them with the ability to develop their competitive advantage.

  PROMOTE SUCCESSFUL CUSTOMER ADOPTION OF GEMSTONE PRODUCTS

    The Company's success is dependent upon its customers' successful development and deployment of new enterprise Java applications using GemStone/J. GemStone employs an experienced professional services staff in building, deploying and managing enterprise-scale applications based on distributed object technologies. To promote successful adoption of distributed object technologies, GemStone provides consulting and training services to assist the customer in creating an architecture and design best suited to allow the customer to easily develop and deploy applications successfully with GemStone/J.

  EXPAND GLOBAL SALES CAPABILITY

    The Company markets its products through a direct major account field organization covering major markets in North America, Europe and Asia, and through distributors in other areas of the world. GemStone intends to expand its global sales capabilities by increasing the size of its direct sales organization in major North American, European and Asian markets, and by adding additional distributors in other selected markets. In addition, the Company plans to expand its direct sales and marketing activities in the United States and Europe, and to begin building its VAR channel through sales development initiatives with enterprise application software companies and other targeted accounts. For example, the Company recently entered into an agreement with SCT, a large enterprise application software company, pursuant to which the Company has licensed GemStone/J to SCT as a platform for new enterprise applications.

  LEVERAGE THIRD-PARTY RELATIONSHIPS

    The Company seeks to promote the widespread adoption of the GemStone/J enterprise application server platform by establishing close relationships with complementary software developers, enterprise application software vendors, systems integrators, hardware systems vendors and professional services organizations. The Company expects these third parties to assist GemStone customers in implementing enterprise applications in Java for the GemStone/J platform. The Company has established formal relationships with a number of these third parties and intends to establish additional relationships. For example, the Company has formal relationships with large computing companies, including Sun, IBM, Hewlett-Packard Company ("Hewlett-Packard") and Oracle, that include some combination of technology licensing, joint marketing and selling activities and early access to new products to ensure integration and compatibility.

TECHNOLOGY

    The Company has focused on distributed object technologies for over a decade. Over this period, the Company has developed significant expertise and technology in server platforms for enterprise-class distributed object computing environments. GemStone has numerous customers who have successfully deployed and are operating enterprise applications based on the Company's products.

    GemStone products use an open architecture that is based on industry standards. The Company's technology base includes use of and compliance with standards such as Java, Common Object Request Broker Architecture ("CORBA"), Windows NT and UNIX, TCP/IP and others. Although based on industry standards, GemStone has developed numerous proprietary technologies designed to add value to an enterprise Java application server platform. These technologies include: request brokering; load balancing and managing access to, and the transactional state of pools of, shared virtual machines; partitioning for object-based client/server applications; managing large, server-based object environments; caching and sharing objects among many virtual machines by means of shared memory and cache coherency algorithms; efficient memory management, including garbage collection, for large, server-based applications; and distributed transaction management for object software applications. The Company's GemStone/J platform embodies many of these technologies and enhances the scalability, integrity, performance, availability and security of enterprise Java applications.

    The Company's experience with the Smalltalk server and virtual machine has been a significant factor in enabling GemStone to leverage its long developed technology base into a technologically advanced enterprise Java platform. The Smalltalk virtual machine architecture, capabilities and technical constructs are similar in nature and function to those provided by Java. GemStone's technology and proprietary algorithms have been used in creating the highly scalable, transaction-based GemStone/J enterprise application server platform.

  PERSISTENT CACHE ARCHITECTURE-TM-

    GemStone/J's Persistent Cache Architecture provides an integration of GemStone/J's Java virtual machine with a shared and permanent (persistent) object environment that is managed through a transaction service. This shared and persistent technology provides applications with the ability to share large numbers of Java objects managed and cached in the enterprise server. This sharing and caching in the server provides higher performance for Java applications, and the persistent nature of the architecture provides availability for shared information in a heterogeneous environment. Typically, GemStone/J applications use the persistent cache for information retrieved from relational databases and legacy systems and for newly created information that can be stored in GemStone/J or stored and then updated to relational databases via the standard Java Database Connectivity ("JDBC") interface mechanism.

  DISTRIBUTED TRANSACTION MANAGEMENT

    The emergence of distributed object computing architectures has resulted in the need for distributed transaction management. The Company has developed technology that is designed to optimize transaction management for server-based object software. GemStone products provide support for distributed transaction management that maintains integrity and coordinates between relational databases, legacy systems, and GemStone/J's persistent cache. Distributed transaction management is standardized in Java with EJB and the Java Transaction Service ("JTS"). JTS is an interface to the standard Object Transaction Service ("OTS") which is based on the CORBA distributed object standard promulgated by the Object Management Group ("OMG"), an organization with hundreds of members of which GemStone is a member and holds a seat on the Board of Directors. In the next release of GemStone/J, scheduled for the end of 1998, the Company plans to include a JTS and OTS compliant transaction service that will include proprietary technology that is covered by a recent GemStone patent submission.

  DISTRIBUTED JAVABEANS APPLICATION PARTITIONING

    GemStone has developed technology to support flexible partitioning of object software applications between multiple clients and server components. GemStone's technology for partitioning of object applications includes an efficient mechanism for communication between client and server objects and a fine level of control for application developers to define the partitioning boundary for enhanced application performance. GemStone/J includes tools that simplify and automate much of the partitioning process. This technology is based on and extends the JavaBeans component model, the standard component model developed by Sun for Java applications.

  UTILIZATION AND ENHANCEMENT OF JVMS

    GemStone licenses Sun's Java Application Environment ("JAE") including Sun's Java virtual machine ("JVM") and the source code for the Java Development Kit ("JDK"). GemStone/J utilizes multiple JVMs and enhances them with added functionality and capabilities. GemStone/J includes extensions for the PCA, management of very large numbers of active Java objects (up to one billion) and the GemStone/J garbage collector. GemStone/J's garbage collector provides memory management technology designed to efficiently identify and delete the large quantity of objects that are no longer in use, thereby enhancing the use of system resources.

  OPEN, JAVA-COMPATIBLE, 100% PURE

    The GemStone/J server has been certified through Sun's official process as Java compatible. This certification means that Gemstone/J has successfully passed over 6,000 Java compatibility tests and will run all Java software that is considered by Sun's system of measurement to be 100% Pure Java. GemStone/J also supports other open standards such as Sun's Remote Message Invocation protocol and CORBA and will run on standard Sun Solaris and Microsoft NT server platforms. Being an open platform, GemStone/J supports applications using popular Java development environments, such as IBM VisualAge for Java, Microsoft Visual J++ and Symantec Visual Cafe. GemStone/J also works with standard Java-enabled Web browsers, such as Microsoft Internet Explorer and Netscape Navigator.

  ENTERPRISE JAVABEANS

    Enterprise JavaBeans is an emerging standard for the server platform for enterprise Java applications. EJB is a transaction-oriented component model for three-tier server-based applications established by Sun with contributions from GemStone as well as many other industry participants. The Company is planning to provide an EJB-compatible version of the GemStone/J product in its next release, which is scheduled for the end of 1998. Compatibility with EJB will enable the Company to leverage its Persistent Cache Architecture while adhering to a standard interface.

    GemStone also has developed technology, in the area of enterprise application services, that provides applications with capabilities that otherwise would need to be created by the developer. Some of these services, such as transaction management, persistence, naming and administration, will gain standardized interfaces with EJB and Sun's "Java for the Enterprise" services. Others, such as collections and security, are provided to support functionality not covered by or as enhancements to these standards.

PRODUCTS AND SERVICES

    The Company provides advanced, enterprise application server platforms for deploying and managing applications created using distributed object technologies. The Company has two application server product lines. The GemStone/S product is an enterprise application server platform based on the Smalltalk language that is being used by over 165 customers of the Company worldwide. Since GemStone/S's initial release in 1986, it has been enhanced and extended through subsequent releases. The Company began shipping the most recent GemStone/S release, version 5.1.3, in June 1998. For the year ended December 31, 1997, and for the six months ended June 30, 1998, the Company derived the substantial majority of its revenues from licensing and services relating to its Gemstone/S product line. The GemStone/J product is an enterprise application server platform for Java applications. GemStone/J was first commercially shipped by the Company in September 1997 and as of June 30, 1998 was licensed by over 30 companies.

  GEMSTONE/J

    GemStone/J is an enterprise Java application server platform for business-critical, server-based Java applications, based on distributed object computing technology, in a heterogeneous environment. GemStone/J provides a suite of application services that support development, deployment, maintenance and management of enterprise-class Java applications providing them with the required scalability, integrity, performance, availability and security. GemStone/J provides transaction management for enterprise applications that interface with relational databases and legacy systems and includes a comprehensive security framework for enterprise applications, among other capabilities.

    GemStone/J is licensed separately for development of enterprise Java applications and for deployment of these applications. The development license includes access to tools and application service interfaces (application programming interfaces or APIs) required to build, debug and test GemStone/J applications. The deployment license for GemStone/J includes the runtime application server as well as management tools and APIs for deploying and managing enterprise Java applications.

    In April 1998, the Company commercially shipped version 1.1 of GemStone/J. Version 1.1 provides enhanced scalability of GemStone/J through increased performance in client transport mechanism, improvements to the connection management technology and other general enhancements, tuning and optimizations. The next release of GemStone/J, version 2.0, is currently scheduled to enter beta test in late 1998 and to be generally available by the end of 1998. GemStone/J 2.0 will include additional Java technology licensed from third parties, including software covered under the Company's licensing agreement with Sun. GemStone/J 2.0 is being designed to include support for EJB, among other new capabilities and enhancements. The Company intends to extend the functionality of GemStone/J and to continue to commit significant resources to the development of new capabilities and technologies for the product as well as expand its support for hardware platforms, operating systems and relational database management systems.

  GEMSTONE/S

    GemStone/S is an application server platform for enterprise applications written in the Smalltalk language, one of the first object software languages. The GemStone/S server product contains a server-optimized Smalltalk virtual machine with a suite of application services for scalable, transaction-oriented, client/server applications. GemStone/S also includes a multi-user persistence engine that can manage the large numbers of active objects common in complex enterprise applications. This capability is referred to as Persistent Cache Architecture in the GemStone/J product, and the technical architecture of this capability is very similar between the two products.

    The GemStone/S product line includes the GemStone/S server and a number of optional modules that support three-tier, client/server enterprise applications in Smalltalk. GemBuilder for Smalltalk and Java enable developers working with Smalltalk and Java application development environments, respectively, to build applications that work with GemStone/S. GemBuilder for Smalltalk provides tools and software components to enable developers to work with IBM VisualAge for Smalltalk and ObjectShare VisualWorks, the two most popular Smalltalk development environments. GemBuilder for Java enables use of popular Java development environments such as IBM VisualAge for Java and Symantec Visual Cafe to build Java client applications that work with GemStone/S server-based Smalltalk applications. GemConnect contains a set of tools and software components that enable GemStone/S client/server applications to work with popular relational database management systems. GemEnterprise is a module that works with GemStone/S to provide high availability and distribution of information on a geographic basis. GemAccess for ODBC provides a standard open database connectivity (ODBC) interface to the GemStone/S shared Smalltalk object environment.

  SERVICES

    The Company offers an array of services to its customers to assist in better understanding and using the GemStone products. The Company's service offerings include professional services, such as training and consulting, and technical support services for both the GemStone/J and GemStone/S products. GemStone maintains staff at its Beaverton, Oregon headquarters, as well as in regional locations elsewhere in North America and Europe, to provide services in a convenient fashion to its customers. GemStone also maintains a network of third party professional services firms experienced in object technology and GemStone products to act as subcontractors in serving GemStone customers.

    The Company recommends to each customer a plan to utilize a spectrum of professional services provided by the Company to prepare, educate and assist the customer through the development phase of their project into implementation and deployment. These services include a number of training classes as well as ongoing consulting in architecture, design, performance tuning, application development, deployment planning and project management. Because of the complex nature of its customers' enterprise applications, the Company believes that its professional services organization, with its extensive experience with larger-scale enterprise systems, plays a key role in facilitating the initial license sales and enabling customers to successfully develop, deploy and manage such applications.

CUSTOMERS AND MARKETS

    Through June 30, 1998, over 500 customers had licensed the Company's products. The Company's target end-user customers are organizations that utilize sophisticated, high-end information systems with heterogeneous computing environments based on diverse hardware and software products and back end corporate databases and legacy computing environments. The Company expects most customers to use GemStone products to create new business applications that work within their existing IT infrastructure and increasingly leverage the new capabilities and accessibility derived from the Internet and World Wide Web. For the year ended December 31, 1997, IBM/Japan accounted for 19% of the Company's total revenues and the Company's top five customers accounted for 44% of the Company's total revenues. For the six months ended June 30, 1998, Sprint accounted for 19% of total revenues and the Company's top five customers accounted for 39% of total revenues.

    A representative list of current customers by industry using GemStone products and services includes as of June 30, 1998:

BANKING/FINANCE                                MANUFACTURING
Banque Generale du Luxembourg S.A.             AMP Incorporated
J.P. Morgan & Co., Incorporated                Celestica, Inc.
Private Business, Inc.                         Ford Motor Company
Rand Merchant Bank                             Hewlett-Packard Company
Union Bank of Switzerland                      Texas Instruments Incorporated

GOVERNMENT/EDUCATION                           RETAIL/ENTERTAINMENT
Lawrence Livermore National Laboratory         NIKE, Inc.
State of California Health and Welfare Agency  Sony International (Europe) GmbH
  Data Center                                  Time Warner Communications Holding, Inc.

INSURANCE                                      TELECOMMUNICATIONS
AgriCorp                                       Bell Atlantic
The Canada Life Assurance Company              GST, Telecom Inc.
Principal Mutual Life Insurance Company        Lucent Technologies Inc.
Progressive Casualty Insurance Co.             Sprint Communications Company, L.P.

MEDICAL/PHARMACEUTICAL                         UTILITIES
Lutheran Health Systems                        Brooklyn Union Gas Company
PacifiCare Health Systems, Inc.                Florida Power and Light Company

TRANSPORTATION
Orient Overseas Container Line

    The following examples illustrate how selected customers are using the Company's technology:

  INTERNATIONAL BANKING

    Banque Generale du Luxembourg S.A., a major European banking company with $25 billion in assets, has launched a new customer care system that centralizes customer service agents' ability to view all customer transactions with the bank. Agents formerly relied on a series of individual, mainframe-based applications to maintain the data concerning each customer's stock, bond, savings and other accounts. The new system employs the GemStone/J enterprise application server in a middle tier between the agents' terminals and the legacy mainframe systems that house the bank's account data. In the middle tier,

GemStone/J executes new business logic as well as the encapsulation into components of existing applications and data on the mainframe. The system not only speeds agents' response time to deal with ordinary customer account inquiries, but also provides a context for identifying new sales opportunities for banking products based on customer composite profiles. Created with the component reuse advantages of Java in mind, the system was designed to deliver a competitive advantage in the future by allowing business process experts to create new application functionality using building blocks that automatically leverage the scalable and function-rich application server platform of GemStone/J.

  SEMICONDUCTOR EQUIPMENT AND PROCESS CONTROL

    Supplying systems and services to major semiconductor manufacturers throughout the world, Adventa Control Technologies Inc.'s "Works" software package was developed with Texas Instruments to monitor and control semiconductor fab processes--a system based on GemStone/S servers. The Works system monitors and controls semiconductor lines, wafer processing yield parameters and machine data that are crucial to feed forward adjustments to keep the manufacturing process on track. In addition, Works was constructed using a component-based approach which has streamlined application development and tuning through reuse techniques. For example, in days developers now are able to implement and test code which formerly took weeks using COBOL and mainframes. Finally, because the GemStone/S server is capable of absorbing updated functionality while the server is in production operation, fully tested new functionality can be staged and added without impacting the manufacturing process, saving millions of dollars in downtime and lost production.

  INFORMATION TECHNOLOGY FOR GOVERNMENT, HIGHER EDUCATION AND UTILITIES

    Systems & Computer Technology Corporation, a leading provider of client/server software for mission-critical enterprise applications for government agencies, higher education institutions, manufacturing and distribution companies and utilities, is adapting its higher education solutions to utilize the GemStone/J enterprise application server. With 2,500 customers worldwide, SCT's packaged applications automate and support administration functions for large user populations such as university enrollment, finance and manufacturing ERP. In development today for a planned 1999 deployment, GemStone/J is used as a component of the architecture for the SCT Workflow application. The goal for SCT Workflow is to allow institutions to design and capture their business processes and best practices and put them into wide use throughout the institution. The ability for workflow-based applications to manage complexity and enhance productivity is increasingly required to further reduce unwanted expenses in today's large institutions.

SALES AND MARKETING

    The Company markets its software and services primarily through its direct sales organization, complemented by other sales channels, international distributors and VARs. As of June 30, 1998, the Company's direct sales force included nine sales representatives located in eight field offices throughout North America and three sales representatives located in the Company's international sales offices in France and Germany. The direct sales force is supported by nine technical sales engineers. As of June 30, 1998, the Company was represented by nine international distributors, which principally operate in the major markets of Europe, Asia and Latin America. The Company intends to add to its direct sales and support force and to its network of international distributors and indirect distribution channels in North America, Europe and Asia.

    The Company's marketing efforts are directed at broadening the market for GemStone/J by increasing awareness of the importance of the enterprise application server for Java business applications, generating leads of prospective customers for GemStone/J and supporting the Company's worldwide direct and indirect sales channels. The Company's web site is also a key marketing tool that provides prospective customers and other interested parties with information and background on the benefits, technical capabilities and industry analyst views on GemStone products and services. Marketing personnel engage in a variety of activities, including conducting public relations and product presentations and seminars, issuing newsletters, marketing direct mailings and preparing other marketing materials. The marketing personnel also design and maintain the web site, coordinate the Company's participation in industry programs, forums and events, establish and maintain close relationships with recognized industry analysts and work with other industry participants.

    An important element of the Company's sales and marketing strategy is to expand its relationships with third parties to increase market awareness and acceptance of GemStone products and services, and to provide greater value and easier adoption of GemStone products. The Company often benefits from third-party selling assistance and believes that, in a number of instances, its relationships with such third parties have reduced the Company's sales cycle. Third-party sellers often generate or qualify sales leads, make initial customer contacts, assess needs and recommend contact with the Company and work with the Company in joint marketing and sales efforts, including mailings, seminars and joint sales calls. The Company has established relationships with organizations in five primary categories, including systems integrators, value-added resellers, international resellers, computer industry companies and complementary product and services companies (through its GemSmith Partners program). GemStone has marketing personnel that develop and manage third-party relationships and is planning to add additional personnel specifically to develop the VAR channel for GemStone/J.

    A representative list of third-party organizations that have provided indirect channels includes:

SYSTEMS INTEGRATORS                VARS                               INTERNATIONAL RESELLERS
------------------------------     ------------------------------     ------------------------------

Alta Software, Inc.                Ascent Logic Corporation           Clover Tools & Services
American Management                DSC Telecom L.P.                   Computadoras, Objectos y
  Systems, Incorporated            Eimco-Process Equipment            Comunicaciones S.A. de C.V.
Andersen Consulting                LongView International, Inc.       EDOR Metodi Quantitativi
Electronic Data                    Millenium Pharmaceuticals,         s.r.l.
  Systems Corporation              Inc.                               Entra Business Objects AB
IBM                                Northern Telecom Limited           Japan Information Processing
MCI Systemhouse Corp.              Siemens AG                         RHE & Associates Limited
                                   Systems & Computer                 SmartData Solutions Ltd.
                                   Technology Corporation             Software Research
                                                                      Associates, Inc.
                                                                      SPL WorldGroup B.V.

    The Company has established relationships with Hewlett-Packard, IBM, Informix, Inprise, Microsoft, Netscape, Oracle, Sybase, Sun and other computer industry companies in connection with such companies' vendor or product development programs. Through these programs, the Company typically obtains the right to purchase or sell or license hardware and software products at a discount and access to information and technical support to enable the Company to develop products that are compatible with or complementary to such companies' products.

    The Company's GemSmith Partners program includes relationships with complementary products and services providers. Some of these companies also may become subcontractors to the GemStone professional services organization.

MAJOR INDUSTRY ALLIANCES

    GemStone works with major industry participants to increase visibility and credibility of the Company's products and services, to promote compatibility with leading company products and standards and to better serve customers. Two examples of these are:

    SUN MICROSYSTEMS. The Company was an early licensee from Sun, almost two years ago, for the Java Application Environment, which includes source code for the Sun Java virtual machine as well as the Java Development Kit. GemStone continues to work with the development group responsible for the evolution of the Java platform technology, and interacts and contributes ideas to development groups within Sun responsible for new versions of the JAE and related technologies. GemStone was among the original group of companies contributing to the definition of the EJB specification. GemStone has also extended its relationship with Sun to its Professional Services unit by working with its Java Design Centers and undertaking the steps required for GemStone consultants to act as subcontractors on certain enterprise engagements as a Sun Authorized Java Design Center. The Company's license agreement with Sun extends through July 2001 and is subject to five one-year extensions by GemStone. Upon expiration of the license, GemStone will be able to continue to distribute its products containing the JAE and JDK already incorporated in the Company's products, so long as the Company continues to pay royalties as provided in the agreement. Although the Company believes that its relationship with Sun is beneficial to both companies, the Company's dependence on Sun and the Java platform also entails certain risks, including Sun's strict control over the licensed Java technology. See "Risk Factors--Dependence on Java Technology and Emerging Market for Distributed Object Computing."

    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION. SCT is a leading provider of client/server, mission-critical enterprise software and IT services for government agencies, higher education institutions, manufacturing and distribution companies and utilities. In June 1998, the Company entered into a VAR agreement with SCT, pursuant to which the Company licensed to SCT the GemStone/J product on a nonexclusive basis for incorporation into SCT's application programs, such as Workflow, for distribution worldwide. Under the agreement, the Company received a one-time lump sum license fee payment in exchange for the right to distribute certain GemStone products to SCT's existing client base as of a date certain, and for the term of the agreement will receive ongoing license, sublicense, maintenance and support fees in accordance with the number of licenses of GemStone/J sold and the usage of maintenance and support services. The agreement is cancelable by SCT prior to the first commercial shipment of an SCT product incorporating GemStone/J. If not sooner terminated, the agreement expires on May 31, 2001. SCT represents a class of company that will be targeted in a concerted sales development effort by the Company to develop the VAR channel for GemStone/J. The Company expects the SCT partnership to be an important factor in pursuing this effort as a public reference and credible source of information. The Company also expects to increase its knowledge of serving enterprise software company VARs through its relationship with SCT. There can be no assurance, however, that the Company will receive the anticipated future benefits from the SCT agreement. See "Risk Factors--Risks Associated with Expanding Indirect Distribution."

    In addition, GemStone participates in programs that enable early access to products and information and provide opportunities to leverage joint sales and marketing programs with companies, including Hewlett-Packard and IBM. These relationships assist the Company in designing products that are compatible with the products from these and other companies, and enhance the Company's ability to support its customers using GemStone products within a heterogeneous environment.

CUSTOMER SERVICE AND SUPPORT

    The Company typically assigns an account team to work with each customer, including the major account sales representative, a field systems engineer and a technical support representative. The Company maintains a technical support staff at its headquarters location that provides answers to technical questions and remedies or workarounds for customer problems. This staff is responsible for escalating, tracking and managing customer problems through to successful resolution. The technical support staff works closely with the GemStone engineering personnel and field professional services personnel to identify and characterize problems and execute the means to respond to technical issues from customers and partners. Technical support is typically handled by telephone and electronic mail. Updates, patches and workarounds are generally available to customers who have active maintenance and support contracts through the GemStone web site. The web site also provides general technical information and captures bug and enhancement requests.

PRODUCT DEVELOPMENT

    The Company believes that its future success will depend in large part on its ability to enhance GemStone/J, develop new products and capabilities, maintain technological leadership and satisfy an evolving range of customer requirements for enterprise application server platforms. The Company's engineering organization is responsible for product architecture, core technology and functionality, product testing, user interface development and interoperability with the leading hardware platforms, operating systems, relational database management systems and networking and communications protocols.

    Since inception, the Company has made substantial investments in product development and related activities. GemStone/S and GemStone/J have been developed primarily by the Company's internal development staff and in some cases with the assistance of external consultants. Certain technologies have been acquired and integrated into GemStone products through licensing agreements.

    In April 1998, the Company commercially shipped version 1.1 of GemStone/J. Version 1.1 provides enhanced scalability of GemStone/J through increased performance in client transport mechanism, improvements to the connection management technology and other general enhancements, tuning and optimizations. The next release of GemStone/J, version 2.0, is currently scheduled to enter beta test by late 1998 and to be generally available by the end of 1998. GemStone/J 2.0 will include additional Java technology licensed from third parties, including software covered under the Company's licensing agreement with Sun. GemStone/J 2.0 is being designed to include support for EJB, among other new capabilities and enhancements. The Company intends to extend the functionality of GemStone/J and to continue to commit significant resources to the development of new capabilities and technologies for the product as well as expanding its support for hardware platforms, operating systems and relational database management systems.

    As of June 30, 1998, the Company's product development organization consisted of 43 employees. The Company has made significant investments in product development during 1996, 1997 and 1998 to bring the new GemStone/J product to market quickly. These substantial investments have been necessitated by the complex and extensive nature of the product and rapidly evolving market and technology. There can be no assurance that the Company will realize a substantial return on these investments. See "Risk Factors--Market Acceptance of Company's Products; Dependence on a Single Product Line" and "--Rapid Technological Change; Introduction of New Products and Enhancements."

    For the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1998, the Company spent $3.4 million, $4.8 million, $5.2 million and $2.5 million, respectively, on research and development.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. In addition, the Company has filed a patent application relating to its virtual machine technology supporting enterprise computing platforms. There can be no assurance, however, that the United States Patent and Trademark Office will issue the Company's requested patent, or that the Company would be successful in defending such patent, if challenged. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the Company's pending patent. Moreover, the Company's pending patent relates only to a portion of the Company's products and is not sufficient to protect the Company's competitive position with respect to its application server solutions. Trade secret and copyright laws, upon which the Company primarily depends, however, afford only limited protection.

    Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company's software is designed to be modified and adapted to each customer's particular needs by Company consultants, customer personnel and third-party consultants. As such, policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. Such policing is likely to become more difficult to the extent the Company is successful at increasing product distribution through VARs, who typically receive broader rights to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology.

    From time to time third parties may assert that the Company's technology infringes on their rights. The Company expects that software product developers may increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product development delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and the failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

COMPETITION

    The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors in its market are product quality, performance and flexibility, use of standards-based technology, quality of support and service, company reputation and, to a lesser extent, price. The Company also believes that to remain competitive, products in the market for enterprise application servers must deliver high degrees of scalability, integrity, performance, availability and security, and must integrate easily with existing enterprise systems. The Company's competitors include both public and privately held enterprises, including BEA, Inprise, IONA, NetDynamics and WebLogic. Many of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and larger installed bases of customers than the Company. Further, Sun recently announced an acquisition of NetDynamics. The substantial resources of Sun and its leadership in Java, combined with the enterprise application server technology of NetDynamics, may pose a significant source of competition. In addition, there are other very large and established software companies that may compete with the Company, including IBM, Microsoft, Netscape and Oracle. These competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company.

    The Company expects competition to increase as new emerging competitors and established companies seek to develop and market Java-based object computing solutions. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition and results of operations.

EMPLOYEES

    As of June 30, 1998, the Company had a total of 132 employees, of which 124 were based in the United States and eight were based in Europe. Of the total, 36 were in sales and marketing, 43 were in product development, 33 were in customer support and consulting, and 20 were in finance, administration and operations. The Company's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial personnel in the future. The Company has not experienced any work stoppages and considers relations with its employees to be good. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

    The Company's principal administrative, sales, marketing, support, consulting and product development offices are located in a leased facility comprised of approximately 55,850 square feet in Beaverton, Oregon. The lease for the facility expires in 2002. As of June 30, 1998, the Company leases a total of 11 other sales, development and support offices in various cities throughout the United States and in Europe, ranging in size from approximately 150 to 800 square feet. The Company believes that its existing facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LITIGATION

    The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. The Company currently is not a party to any material legal proceedings.

CORPORATE HISTORY

    GemStone Systems, Inc. was originally incorporated in 1990 by its parent, Servio Logic Corporation. Prior to 1990, the activities of the Company were conducted by Servio Logic Corporation and Servio Logic Development Corporation. Pursuant to the Reorganization, to occur prior to consummation of this offering, Servio Logic Corporation will be merged into an affiliated entity and GemStone's direct parent company will become Lex Magna, a British Virgin Islands corporation. Lex Magna is currently the indirect parent company of Servio Logic Corporation. As part of the Reorganization, GemStone Systems, Inc. will be merged into a wholly owned subsidiary of Lex Magna, and the resulting corporation will adopt the GemStone name.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to the executive officers and directors of the Company as of June 30, 1998:

                NAME                      AGE                                     POSITION
------------------------------------      ---      ----------------------------------------------------------------------
James P. Barnes(1)..................      51       Chairman of the Board and a Director

Bryan R. Grummon....................      50       President, Chief Executive Officer and a Director

Kenneth J. Irinaga..................      45       Executive Vice President, Chief Financial Officer and Secretary

Dan J. Ware.........................      42       Senior Vice President Worldwide Operations

T. Lougenia Anderson, Ph.D..........      48       Vice President Engineering

Richard H. Lamb.....................      47       Vice President Professional Services

Douglas G. Pollack..................      45       Vice President Marketing

Jesse Rifkind(1)....................      66       Director

--------------

(1) Member of the Compensation Committee and the Audit Committee.

    JAMES P. BARNES has been Chairman of the Board and a director of GemStone since 1990. He is the President of Sampoerna International Pte, Ltd., a privately held enterprise based in Singapore. He is also the President and a director of Servio Logic Corporation, the holding company which is the founding company of GemStone and which prior to the Reorganization is the majority stockholder of the Company. Mr. Barnes serves in various capacities with affiliates of Servio Logic Corporation. He is an attorney and has served in various capacities with Servio Logic Corporation and its affiliates since 1982. Mr. Barnes earned a B.S. in political science from Lewis and Clark College and a J.D. from the University of California, Davis.

    BRYAN R. GRUMMON joined GemStone as President and Chief Executive Officer and a director in March 1994. Prior to joining GemStone, Mr. Grummon was President of Digital Sound Corp. from 1988 until 1991 and President of Aptec Computer Systems, Inc. from 1991 to 1993. Mr. Grummon earned a B.S. in electrical engineering from the Illinois Institute of Technology.

    KENNETH J. IRINAGA has served as the Company's Chief Financial Officer and Executive Vice President since January 1997. In April 1998, he was appointed Secretary of the Company. He also serves as the Chief Financial Officer and Secretary of Servio Logic Corporation and in various capacities with other affiliates of Servio Logic Corporation. Mr. Irinaga is a Certified Public Accountant and has served in various capacities with Servio Logic Corporation and its affiliates since 1986. Mr. Irinaga earned a B.S. in accounting from the University of Oregon.

    DAN J. WARE joined GemStone in October 1994, as Senior Vice President Worldwide Operations. His most recent positions prior to joining the Company were as Vice President Worldwide Operations for Logic Modeling Corporation, a provider of simulation models for electrical design engineering, from 1993 to 1994, and as Director of Major Accounts for Mentor Graphics Corporation from 1989 to 1993. Mr. Ware earned a B.S. in international relations from Lewis and Clark College.

    T. LOUGENIA ANDERSON, PH.D. joined GemStone as Vice President Engineering in 1997. Prior to joining the Company, Dr. Anderson was Senior Director, Solution Engineering, at Sequent Computer Systems, Inc. She was responsible for product development of database, distributed computing and Internet-related products for Sequent. Dr. Anderson earned a B.S. in physics and a B.S. in mathematics, and an M.S. and Ph.D. in computer science, all from the University of Washington.

    RICHARD H. LAMB has served as Vice President Professional Services since 1997. Prior to that time, from 1990 to 1996, he was Director of Marketing-Professional Services at Mentor Graphics Corporation. Mr. Lamb earned a B.A. in English and philosophy from Cornell University.

    DOUGLAS G. POLLACK joined GemStone in January 1995 as Vice President Marketing. Prior to joining the Company, Mr. Pollack was Vice
President-Marketing for Objectivity, Inc. from 1993 to 1994 and Vice President-Marketing for Parc Place Systems, Inc. from 1989 to 1992. Mr. Pollack earned a B.S. in electrical engineering from Cornell University, and an M.B.A. from Stanford University.

    JESSE RIFKIND has been a director of GemStone since 1991. He is an independent management consultant providing counsel to clients in the areas of management, finance and high technology. Prior to establishing his management consulting business in 1982, Mr. Rifkind held operating and research executive positions with Xerox Corporation for 15 years. Mr. Rifkind also serves on the board of directors of You Bet International, Inc., a publicly held company in the on-line interactive gaming industry. Mr. Rifkind earned a B.S. in electrical engineering from the University of Southern California.

COMMITTEES

    The Audit Committee and Compensation Committee consist of Mr. Barnes and Mr. Rifkind. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions. The Compensation Committee makes recommendations regarding the Company's Restated 1992 Employees' Stock Option Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTORS' COMPENSATION

    The Company's directors do not currently receive any cash compensation for service on the Board of Directors or any committee thereof, but directors are reimbursed for certain expenses in connection with attendance at Board and committee meetings. Mr. Rifkind provides consulting services to the Company from time to time. In 1997, the Company paid Mr. Rifkind a total of approximately $41,000 for his consulting services, including reimbursement for service-related expenses.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned by the Company's Chief Executive Officer and the other most highly compensated executive officers (collectively, the "Named Executive Officers") who earned over $100,000 for services rendered in all capacities to the Company during the fiscal year ended December 31, 1997.

                                                                                                      LONG-TERM
                                                                         ANNUAL COMPENSATION     COMPENSATION AWARDS
                                                                                                ---------------------
                                                                        ----------------------  SECURITIES UNDERLYING
                          NAME AND POSITION                             SALARY($)   BONUS($)         OPTIONS(#)
----------------------------------------------------------------------  ---------  -----------  ---------------------
Bryan R. Grummon......................................................    190,000          --                --
  President and Chief Executive Officer
Dan J. Ware...........................................................    160,000      34,605(1)              --
  Senior Vice President Worldwide Operations
Richard H. Lamb.......................................................    125,000      45,000             5,500(2)
  Vice President Professional Services
Douglas G. Pollack....................................................    150,000       6,000                --
  Vice President Marketing

--------------

(1) Includes $28,205 paid as commission on sales.

(2) Represents options granted to Mr. Lamb to purchase 5,500 shares of Common Stock at an exercise price of $9.09 per share, pursuant to the Company's Restated 1992 Employees' Stock Option Plan.

                             OPTION GRANTS IN 1997

    The following table sets forth certain information concerning stock options granted during the fiscal year ended December 31, 1997 with respect to the only Named Executive Officer who received stock options during the period.

                                                                                                        POTENTIAL REALIZABLE
                                                                INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                            ----------------------------------------------------------    ANNUAL RATES OF
                                             NUMBER OF                                                      STOCK PRICE
                                            SECURITIES   PERCENT OF TOTAL                                 APPRECIATION FOR
                                            UNDERLYING    OPTIONS GRANTED    EXERCISE OR                   OPTION TERM(3)
                                              OPTIONS     TO EMPLOYEES IN       BASE       EXPIRATION   --------------------
                   NAME                     GRANTED(#)    FISCAL YEAR(2)     PRICE($/SH)      DATE        5%($)     10%($)
------------------------------------------  -----------  -----------------  -------------  -----------  ---------  ---------
Richard H. Lamb(1)........................       5,500             9.0%            9.09       5/12/07      31,445     79,687

--------------

(1) Option granted under the Company's Restated 1992 Employees' Stock Option
    Plan.

(2) Based on options to purchase an aggregate of 61,325 shares of the Common Stock granted during 1997 to employees of the Company, including the Named Executive Officers.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future capital stock prices. The actual value realized may be greater or less than the potential realizable values set forth in the table.

                             YEAR-END OPTION VALUES

    The following table sets forth, for each of the Named Executive Officers, the value of unexercised options as of December 31, 1997:

                                             NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS AT FISCAL
                                                      YEAR-END(#):                        YEAR-END($)(1):
                 NAME                           EXERCISABLE/UNEXERCISABLE            EXERCISABLE/UNEXERCISABLE
---------------------------------------  ---------------------------------------  -------------------------------
Bryan R. Grummon.......................               166,477 / 110,985                  1,528,259 / 1,018,842
Dan J. Ware............................                44,000 /  38,500                     403,920 /  353,430
Richard H. Lamb........................                    -- /  13,750                          -- /   26,263
Douglas G. Pollack.....................                27,500 /  41,250                     252,450 /  378,675

--------------

(1) Calculated based on an assumed initial public offering price of $11.00 per share, less the exercise price.

EMPLOYEE BENEFIT PLANS

  1998 EMPLOYEES STOCK OPTION PLAN

    On July 9, 1998, the Company adopted the 1998 Employees Stock Option Plan (the "1998 Option Plan"). The 1998 Option Plan is intended to enable the Company to attract, motivate and retain the services of officers and management employees who contribute materially to the Company's growth and success, and to provide an incentive to such persons to more closely identify their interests with those of the Company and its shareholders. The 1998 Option Plan permits the issuance of a total of 700,000 shares of the Company's Common Stock to officers, employees, consultants and directors of the Company or any subsidiary of the Company.

    Incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and Nonqualified Stock Options ("NSOs"), may be granted under the 1998 Option Plan. ISOs may be granted only to employees of the Company. The 1998 Option Plan may be administered by the Board of Directors or by a committee of the Board of Directors. The Board of Directors interprets the 1998 Option Plan and determines the terms of options granted under the 1998 Option Plan, including the number of shares issuable upon exercise and the exercise price of options granted under the 1998 Option Plan. The exercise price of all ISOs granted under the 1998 Option Plan must be at least equal to the fair market value of the Common Stock at the date of grant, and the exercise price of all NSOs must be equal to at least 85% of the fair market value of the Common Stock at the date of grant. With respect to any person who, on the date the option is granted, owns stock of the Company possessing more than 10% of the combined voting power of all classes of stock of the Company or of any affiliate, the exercise price of any ISOs or NSOs granted under the 1998 Option Plan must equal at least 110% of the fair market value of the Common Stock at the date of grant, and the maximum term of any such option is five years. The aggregate fair market value of Common Stock, determined at the date of grant, issuable with respect to incentive stock options granted under the 1998 Option Plan or any other plan of the Company or an affiliate, for the first time in any one calendar year by an optionee may not exceed $100,000.

    In the event that the Company's Common Stock is increased or decreased by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, adjustments will be made in the number of shares of Common Stock reserved under the 1998 Option Plan and the number of shares and price per share of Common Stock covered by each outstanding option.

    In the event of a merger, consolidation plan of exchange or similar transaction affecting the Company, outstanding options shall continue in full force and effect. However, in the event of such a transaction, or in the event of a dissolution or liquidation of the Company, the Board may, in its discretion, set a 30-day period prior to the event during which holders shall have a right to exercise outstanding options, after which period all outstanding options shall immediately terminate.

    NSOs are not transferable except by will or by the laws of descent and distribution, and are exercisable during an optionee's lifetime only by the optionee, or if incapacitated, by his guardian or legal representative. ISOs are not transferrable except by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee.

    The 1998 Stock Option Plan will continue in effect until all options granted thereunder have been exercised. However, no options may be granted after July 9, 2008. As of the date of this Prospectus, no options have been granted under the 1998 Option Plan.

  RESTATED 1992 EMPLOYEES' STOCK OPTION PLAN

    The Company's Restated 1992 Employees' Stock Option Plan (the "1992 Option Plan") was adopted by the Board of Directors and approved by the stockholders on June 30, 1992. The 1992 Option Plan was amended and restated on July 1, 1995. The 1992 Option Plan permits the issuance of a total of 835,406 shares of the Company's Common Stock to officers, regular key employees, consultants and directors of the Company. Options may be ISOs or NSOs.

    In the event of dissolution or liquidation of the Company, unexercised options granted under the 1992 Option Plan will terminate immediately prior to the event, although the Board may, in its discretion, set a prior date by which options may be exercised, including shares as to which the options would not otherwise be exercisable. In the event of a merger or sale of substantially all the assets of the Company, or a merger or consolidation in which the Company is not the surviving corporation, or a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then to the extent permitted by applicable law: (i) any surviving corporation is required to assume any options outstanding under the Option Plan or to substitute similar options or rights for those outstanding under the Option Plan, or (ii) such options shall continue in full force and effect. In the event any surviving corporation refuses to assume or continue such options, or to substitute similar options or rights for those outstanding under the Option Plan, then, with respect to outstanding options, the time during which such options may be exercised shall be accelerated and the options terminated if not exercised prior to such event.

    The 1992 Option Plan will continue in effect until all options granted under the Plan have been exercised. However, no options may be granted after July 30, 2002. As of June 30, 1998, there were 711,687 shares of Common Stock issuable upon exercise of outstanding options granted under the Option Plan, at a weighted average exercise price of $3.27 per share, and 65,419 shares available for future grant under the 1992 Option Plan.

  1998 EMPLOYEE STOCK PURCHASE PLAN

    On July 9, 1998, the Company adopted the 1998 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, 300,000 shares of Common Stock have been reserved for issuance to and purchase by employees of the Company. As of the date of this Prospectus, no shares of Common Stock have been sold under the ESPP.

    All employees with over six months of service who work more than 20 hours per week and who do not own stock or options for more than 5% of the Company's stock are eligible to participate in the ESPP.

    The Company may implement the ESPP through periodic issuances of Common Stock or through open market purchases of Common Stock. At the beginning of each applicable subscription period, the Company will offer to each participant in the ESPP an option to purchase a maximum number of shares based upon a percentage of the participant's base compensation for the period divided by 85% of the market value of the Common Stock at that time. At the end of each period, each participant can acquire such shares at the lower of 85% of the fair market value at the beginning or at the end of the period. The ESPP allows participants to authorize payroll deductions or to make cash payments to be applied toward the purchase of shares of Common Stock. Unless a participant gives written notice to the Company, the option to purchase Common Stock with the cash value of his or her account is deemed to have been automatically exercised at the end of each applicable period. Upon written notice at any time prior to the end of an applicable period, a participant may elect to withdraw the value of his or her account at such time.

    The ESPP is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Code. Under that Code section, employees may not be granted options if immediately after the grant such employee would own stock or hold options to purchase stock possessing 5% or more of the voting power or value of all stock of the Company, nor may any participant purchase Common Stock having a fair market value exceeding $25,000 in any calendar year.

    The Board of Directors may at any time amend or terminate the ESPP, except that the approval of the Company's stockholders is required within 12 months of the adoption of any amendment increasing the number of shares authorized for issuance under the ESPP. Unless extended by the Board of Directors, the ESPP will terminate on the earlier of ten years from its effective date, or when all of the shares reserved for issuance under the ESPP have been issued.

  SERVIO LOGIC PLAN

    In 1992, Servio Logic Corporation, the Company's parent prior to the Reorganization, established a stock option plan (the "Servio Plan") for the purpose of attracting, motivating and retaining employees of Servio Logic Corporation and employees of any parent or subsidiary of Servio Logic Corporation. In connection with the Reorganization, the Selling Stockholder will assume the obligation under the Servio Plan. Under the Servio Plan, options may be granted to purchase issued and outstanding shares of the Company's Common Stock owned by the Selling Stockholder. Options granted under the Servio Plan may be ISOs or NSOs. A total of 330,000 shares of the Company's Common Stock may be sold under the Servio Plan. The Servio Plan will be administered by the Board of Directors of the Selling Stockholder or by a committee thereof. No options may be granted under the Servio Plan after July 30, 2002. As of June 30, 1998, options were held by five persons exercisable for an aggregate of 315,700 shares, all of which are fully vested. See "Certain Transactions."

  401(k) PLAN

    The Company's employees who have completed at least six months of service and who are at least 21 years of age are eligible to participate in the Servio Group Consolidated 401(k) Retirement Savings Plan, as amended (the "401(k) Plan.") The 401(k) Plan is intended to qualify under Section 401(k) of the Code. Employees may elect to defer compensation (subject to certain limitations) and have the deferred compensation contributed to the 401(k) Plan. The Company may elect to match all or a portion of any employee's contribution, subject to certain limitations. The Company made no contributions to the 401(k) Plan during 1997.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Restated Articles of Incorporation (the "Articles") and Bylaws include provisions that limit the personal liability of directors to the Company or its shareholders for monetary damages for conduct as a director. The provisions eliminate such liability to the fullest extent permitted by law. Oregon law currently permits elimination of such liability, except in the following cases: (i) any breach of the director's duty of loyalty to the Company or its shareholders; (ii) any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) any unlawful distribution, as defined by Oregon law; or (iv) any transaction from which the director derived an improper personal benefit. The general effect of the provisions is to eliminate monetary damages as one of the remedies available to shareholders for enforcement of the duty of care. As a result, shareholders may be left without any means to recover a loss suffered as a result of the negligence or gross negligence of directors in discharging their duty of care.

    The Company's Articles and Bylaws provide for the indemnification of any person, to the fullest extent permitted by law, for all liabilities (including attorney fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with any actual or threatened proceeding (including, to the extent permitted by law, any derivative action) by reason of the fact that the person is or was serving as a director or officer of the Company, or any of its subsidiaries, or is or was serving at the request of the Company, or any of its subsidiaries, as a director, officer, employee or agent of another entity. In addition, the Company intends to enter into an indemnification agreement with each director, pursuant to which the Company will agree to indemnify the director to the fullest extent permitted by Oregon law. The Company intends to purchase and maintain insurance on behalf of the officers and directors insuring them against liabilities that they may incur in such capacities or arising out of such status. There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending of threatened litigation that may result in claims for indemnification by any director or officer.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

    From 1993 to 1995, the Company issued 1,746,626 shares of its Preferred Stock, Series I to Servio Logic Corporation, the Company's majority shareholder, at a price of $9.09 per share, for total consideration of approximately $15,879,000. On September 4, 1996, the Company issued 1,100,000 shares of its Preferred Stock, Series II to Servio Logic Corporation at a price of $4.55 per share, for total consideration of $5,000,000. On December 31, 1997, the Company issued 1,175,135 shares of its Preferred Stock, Series III to Servio Logic Corporation at a price of $14.55 per share, for total consideration of $17,092,872, which consideration was paid, in part, by conversion of outstanding notes payable. Servio Logic Corporation held more than 99% of the Company's issued and outstanding Common Stock immediately prior to such transactions. At these times, Mr. Barnes was a director and President of Servio Logic Corporation, and Mr. Irinaga was the Chief Financial Officer and Secretary of Servio Logic Corporation. All of the share numbers listed above give effect to the 0.55-for-1 reverse split of the Preferred Stock prior to the consummation of this offering.

    In 1995 and 1996, the Company received a total of $6,704,000 in cash from Servio Logic Corporation in exchange for notes payable. These notes accrued interest at 9% per annum and were due on demand. The notes converted into Series III Preferred Stock during 1997.

    In 1992, Servio Logic Corporation established a stock option plan, pursuant to which it has granted options to purchase issued and outstanding shares of Common Stock of the Company held by Servio Logic Corporation to directors and employees of the Company. As of June 30, 1998, options to purchase 315,700 shares of Common Stock had been granted under the Servio Plan and 14,300 additional shares are available for future grant under the Servio Plan. The Servio Plan was adopted to provide performance incentives to certain officers and directors of Servio Logic Corporation and its affiliates, including the Company.

    Kenneth J. Irinaga, the Company's Chief Financial Officer since 1997, also has served in various capacities for Servio Logic Corporation and other affiliated corporations. Prior to July 1, 1998, all salary and benefits paid to Mr. Irinaga for his services to Servio Logic Corporation, including his service as the Company's Chief Financial Officer, were paid by Servio Logic Corporation. The Company did not reimburse Servio Logic Corporation for any portion of such payments in 1997; however, for the six months ended June 30, 1998, the Company paid Servio Logic Corporation $60,000 in reimbursement for Mr. Irinaga's allocated salary and benefits paid during such period. Effective July 1, 1998, the Chief Financial Officer will be paid directly by the Company.

    The Company receives services from Servio Logic Corporation for the administration of the Company's health and welfare benefit plan for which the Company is charged its pro rata share of the related insurance premiums. Fees assessed by Servio Logic Corporation to the Company for these services were not material in 1995, 1996 or 1997. This arrangement will not continue following the Reorganization.

    Jesse Rifkind, a director of the Company, performs consulting services from time to time to the Company. In 1997, the Company paid Mr. Rifkind a total of approximately $41,000 for his consulting services, and for the first six months of 1998 Mr. Rifkind billed the Company $22,841 including reimbursement for service-related expense.

    The Company intends to enter into an indemnification agreement with each director pursuant to which the Company will agree to indemnify the director to the fullest extent permitted by Oregon law.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's outstanding Common Stock as of June 30, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) the Selling Stockholder and (v) all directors and executive officers of the Company as a group. Unless otherwise specified, the address of the stockholder is the address of the Company set forth herein.

                                                                 SHARES
EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT                 BENEFICIALLY      PERCENTAGE PRIOR TO   PERCENTAGE AFTER
SHAREHOLDER                                                     OWNED(1)          THE OFFERING(1)      THE OFFERING(2)
--------------------------------------------------------  --------------------  -------------------  -------------------
Lex Magna Limited(3)....................................         6,936,761                99.2%                71.6%
Bryan R. Grummon(4).....................................           221,969                 3.1                  2.4
James P. Barnes(5)......................................           137,500                 1.9                  1.5
Jesse Rifkind...........................................                --                  --                   --
Kenneth J. Irinaga(6)...................................            68,750                   *                    *
Richard H. Lamb.........................................             3,300                   *                    *
Douglas G. Pollack(7)...................................            38,500                   *                    *
Dan J. Ware(8)..........................................            44,000                   *                    *
All executive officers and directors as a group (8
  persons)(9)...........................................           514,019                 6.8                  5.4

--------------

 *  Less than 1%

(1) Based upon 6,995,061 shares outstanding as of June 30, 1998. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of shares, the Common Stock issuable upon exercise of options that are currently exercisable or become exercisable within 60 days following June 30, 1998 are deemed to be outstanding with respect to such person, but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Assumes that the Reorganization occurred prior to June 30, 1998. See "Business--Corporate History." The address of Lex Magna is Trident Chambers, Wickhams Cay, Road Town, Tortola, British Virgin Islands. Lex Magna is selling 500,000 shares of Common Stock in this offering and, following the offering, will beneficially own 6,436,761 shares, or 71.6%, of the Common Stock. If the over-allotment option is exercised in full, Lex Magna will sell an additional 75,000 shares of Common Stock and, following the offering, will beneficially own 6,361,761 shares, or 68.4%, of the Common Stock. Lex Magna is owned by a sole corporate shareholder, which is wholly owned, indirectly, by Mr. Sampoerna. See "Risk Factors--Control by Significant Stockholder."

(4) Consists solely of shares issuable upon exercise of stock options granted by the Company under the 1992 Option Plan.

(5) Consists solely of shares issuable upon exercise of stock options granted under the Servio Plan.

(6) Consists solely of shares issuable upon exercise of stock options granted under the Servio Plan.

(7) Consists solely of shares issuable upon exercise of stock options granted by the Company under the 1992 Option Plan.

(8) Consists solely of shares issuable upon exercise of stock options granted by the Company under the 1992 Option Plan.

(9) Consists solely of shares issuable upon exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company and certain provisions of the Company's Restated Articles of Incorporation ("Articles") and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles and Bylaws, which have been filed with the Securities and Exchange Commission as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

    Upon completion of this offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. As of June 30, 1998, there were 6,995,061 shares of Common Stock issued and outstanding and 24 holders of record of the Company's Common Stock.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters to be voted upon by the stockholders. Subject to the rights of any holders of Preferred Stock, the holders of Common Stock are entitled to receive, when and if declared by the Board of Directors, out of funds legally available therefor, any dividends on a pro rata basis in accordance with their share ownership. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the Preferred Stock, if any, then outstanding. The Common Stock has no pre-emptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions available to the Common Stock. The outstanding shares of Common Stock are, and the shares to be issued in connection with this offering will be, when issued, fully paid and non-assessable.

PREFERRED STOCK

    Prior to the completion of this offering, all issued and outstanding shares of Preferred Stock will be converted into shares of Common Stock. After the offering, the Board of Directors will be authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series, without further vote or action by the stockholders. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation of the Company, and may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company is subject to certain provisions of the Oregon Business Combination Act that govern business combinations between corporations and interested stockholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance of capital stock to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the share acquisition or business combination before the Interested Shareholder acquires 15% or more of the corporation's outstanding voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

    The Company is also subject to the Oregon Control Share Act (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiror") who acquires voting stock of an Oregon corporation in a transaction which results in the Acquiror holding more than each of 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("Control Shares") unless voting rights are accorded to the Control Shares by (a) a majority of each voting group entitled to vote and (b) the holders of a majority of the outstanding voting shares, excluding the Control Shares held by the Acquiror and shares held by the corporation's officers and inside directors. The term "Acquiror" is broadly defined to include persons acting as a group.

    The Acquiror may, but is not required to, submit to the corporation an "Acquiring Person Statement" setting forth certain information about the Acquiror and its plans with respect to the corporation. The Acquiring Person Statement may also request that the corporation call a special meeting of stockholders to determine whether the voting rights will be restored to the Control Shares. If the Acquiror does not request a special meeting of stockholders, the issue of voting rights of Control Shares will be considered at the next annual or special meeting of stockholders. If the Acquiror's Control Shares are accorded voting rights and represent a majority or more of all voting power, stockholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiror for the Control Shares.

    The Company's Articles provide that if at any time the Board of Directors is comprised of six or more members, the directors will be divided into classes, each of which will be elected to serve staggered three-year terms. This provision may have the effect of delaying, deferring or preventing a change of control of the Company, and may discourage bids for Common Stock at a premium over the market price.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

    The Company has applied to have the Common Stock listed on the Nasdaq National Market System under the symbol "GSTN."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after these restrictions lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

    Upon completion of the offering, the Company will have outstanding an aggregate of 8,995,061 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options and based upon the number of shares outstanding as of June 30, 1998. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining 6,495,061 shares of Common Stock are "restricted" shares, subject to restrictions upon resale under Rule 144 of the Securities Act (the "Restricted Shares"). Of such shares, 58,300 will be eligible for resale 90 days following this offering, under Rule 701 and Rule 144 under the Securities Act. Of the Restricted Shares, 6,436,761 are subject to a lock-up agreement with the Underwriters, described more fully below.

    In general, under Rule 144 a person (or persons whose shares are aggregated with those of others) who has beneficially owned Restricted Shares for at least one year is entitled to sell in brokers' transactions or directly to market makers, within any three-month period, a number of Restricted Shares that does not exceed the greater of (i) 1.0% of the Common Stock then outstanding (approximately 90,000 shares immediately after the offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. A person (or persons whose shares are aggregated with those of others) who is not an affiliate of the Company at any time during the three months preceding any sale by such person, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have lapsed since the Restricted Shares were fully paid for and acquired from the Company or an affiliate of the Company. However, Rule 144(k) is not expected to be available to the Selling Stockholder for the foreseeable future. The above is a summary of Rule 144 and is not intended to be a complete description thereof or a complete description of the rights of the parties to sell shares of Common Stock thereunder.

    Executive officers and directors of the Company and the Selling Stockholder have agreed, subject to certain limited exceptions, that they will not, without the prior written consent of SG Cowen, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Common Stock owned by them owned by them for a period of 180 days after the date of this Prospectus.

    Promptly after completion of this offering, the Company intends to file a Registration Statement on Form S-8 under the Securities Act to register a total of 2,107,106 shares of Common Stock reserved for issuance under the Company's stock option plans and under the Servio Plan, thus permitting the resale of such shares by non-affiliates, and by affiliates subject to Rule 144 volume limitations applicable thereto, in the public market without restriction under the Securities Act.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, through SG Cowen Securities Corporation, Piper Jaffray Inc. and Volpe Brown Whelan & Company, LLC (collectively, the "Representatives"), have agreed to purchase from the Company and the Selling Stockholder the following respective numbers of shares of Common Stock.

                                                                                                         NUMBER
UNDERWRITERS                                                                                           OF SHARES
-----------------------------------------------------------------------------------------------------  ----------
SG Cowen Securities Corporation......................................................................
Piper Jaffray Inc....................................................................................
Volpe Brown Whelan & Company, LLC....................................................................

                                                                                                       ----------
                Total................................................................................   2,500,000
                                                                                                       ----------
                                                                                                       ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at a price less a concession not in excess of
$      per share. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $      per share to certain brokers and dealers.
After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company and the Selling Stockholder have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise this option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by them shown in the above table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The Company, the Selling Stockholder and a controlling person of the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Selling Stockholder and the executive officers and directors of the Company, who will own in the aggregate 6,436,761 shares of Common Stock after the offering, have agreed not to offer, sell, assign, transfer, encumber, pledge, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent (which consent may be given without notice to the Company, the stockholders or by other public announcement) of SG Cowen Securities Corporation.

    The Representatives have advised the Company that they currently intend to make a market in the Common Stock following this offering, although they have no obligation to do so and may cease such market making at any time. There can be no assurance that a market in the Common Stock will develop after the offering.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales in excess of 5% of the shares being offered hereby to any account over which they exercise discretionary authority.

    In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, will be the Company's recent results of operations, the market capitalizations and stages of development of other companies believed to be comparable to the Company, the present state of the Company's development and other factors deemed to be relevant.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Tonkon Torp LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street N.W., Washington, D.C. 20549, a Registration
Statement on Form S-1 (Reg. No. 333-     ) (the "Registration Statement") under
the Act with respect to the Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by reference to such exhibit. A copy of the Registration Statement, including exhibits and schedules thereto may be inspected without charge at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from such offices at the Commission's prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, this Registration Statement and other information filed electronically with the Commission. The address of the site is http://www.sec.gov.

                             GEMSTONE SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................     F-2
Consolidated Balance Sheets................................................................................     F-3
Consolidated Statements of Operations......................................................................     F-4
Consolidated Statements of Stockholders' Equity (Deficit)..................................................     F-5
Consolidated Statements of Cash Flows......................................................................     F-6
Notes to Consolidated Financial Statements.................................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GemStone Systems, Inc.

    We have audited the accompanying consolidated balance sheets of GemStone Systems, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GemStone Systems, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

April 23, 1998,
except for Note 7, as to which the date is July 21, 1998

--------------------------------------------------------------------------------

    The foregoing opinion is in the form that will be signed upon the completion of the 0.55-for-one reverse stock split as described in Note 7 to the consolidated financial statements.

                                          /S/ ERNST & YOUNG LLP

Walnut Creek, California
July 22, 1998

                             GEMSTONE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                      PRO FORMA
                                                                                                     STOCKHOLDERS'
                                                                      DECEMBER 31,                    EQUITY AT
                                                                  --------------------   JUNE 30,      JUNE 30,
                                                                    1996       1997        1998          1998
                                                                  ---------  ---------  -----------  ------------
                                                                                        (UNAUDITED)  (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.....................................  $     117  $   1,447   $     771
  Accounts receivable, less allowance for doubtful accounts of
    $130 in 1996, $161 in 1997 and $192 in 1998.................      3,757      4,018       5,415
  Prepaid expenses and other current assets.....................        116        259         371
                                                                  ---------  ---------  -----------
Total current assets............................................      3,990      5,724       6,557
Property and equipment:
  Office and computer equipment.................................      2,287      2,643       2,673
  Furniture and fixtures........................................        331        691         692
  Leasehold improvements........................................         89        417         417
                                                                  ---------  ---------  -----------
                                                                      2,707      3,751       3,782
  Accumulated depreciation......................................      1,011      1,564       1,762
                                                                  ---------  ---------  -----------
Property and equipment, net.....................................      1,696      2,187       2,020
Deposits and other assets.......................................        711        356         363
                                                                  ---------  ---------  -----------
Total assets....................................................  $   6,397  $   8,267   $   8,940
                                                                  ---------  ---------  -----------
                                                                  ---------  ---------  -----------
                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..............................................  $   1,609  $     774   $     975
  Accrued compensation and related expenses.....................      1,475      1,631       1,648
  Accrued expenses..............................................        373        782       1,164
  Deferred revenue..............................................      2,894      2,792       3,899
  Current portion of capital lease obligations..................        146        291         338
  Note payable and accrued interest due to Servio Logic
    Corporation.................................................      6,943         --          --
  Other current liabilities.....................................         --         81          28
                                                                  ---------  ---------  -----------
Total current liabilities.......................................     13,440      6,351       8,052

Capital lease obligations, less current portion.................        178        297         412

Commitments (Note 3)

Stockholders' equity (deficit):
  Convertible preferred stock, $0.01 par value:
    Authorized shares--10,000,000
    Issued and outstanding shares--2,846,626 in 1996, 4,021,761 in 1997 and 1998 (aggregate liquidation preference of
      $37,972 at December 31, 1997 and June 30, 1998)(pro
      forma--none)..............................................     20,879     37,972      37,972    $       --
  Common stock, $0.01 par value:
    Authorized shares--15,000,000
    Issued and outstanding shares--2,916,980 in 1996, 2,944,920
      in 1997 and 2,973,300 in 1998 (pro forma-- 6,995,061).....      5,304      5,354       5,406        43,378
  Foreign currency translation adjustment.......................     --            (26)         21            21
  Accumulated deficit...........................................    (33,404)   (41,681)    (42,923)      (42,923)
                                                                  ---------  ---------  -----------  ------------
Total stockholders' equity (deficit)............................     (7,221)     1,619         476    $      476
                                                                  ---------  ---------  -----------  ------------
                                                                                                     ------------
Total liabilities and stockholders' equity (deficit)............  $   6,397  $   8,267   $   8,940
                                                                  ---------  ---------  -----------
                                                                  ---------  ---------  -----------

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            SIX MONTHS ENDED JUNE
                                                            YEAR ENDED DECEMBER 31,                  30,
                                                       ----------------------------------  -----------------------
                                                         1995       1996         1997        1997         1998
                                                       ---------  ---------  ------------  ---------  ------------
                                                                                                 (UNAUDITED)
Revenues:
  Licenses...........................................  $   4,698  $   8,942  $      6,192  $   2,667  $      5,147
  Services...........................................      2,195      4,773        12,516      7,513         5,147
                                                       ---------  ---------  ------------  ---------  ------------
Total revenues.......................................      6,893     13,715        18,708     10,180        10,294
Cost of revenues:
  Licenses...........................................        268        397           458        211           280
  Services...........................................      1,823      2,925         6,588      3,268         3,132
                                                       ---------  ---------  ------------  ---------  ------------
Total cost of revenues...............................      2,091      3,322         7,046      3,479         3,412
                                                       ---------  ---------  ------------  ---------  ------------
Gross profit.........................................      4,802     10,393        11,662      6,701         6,882
Operating expenses:
  Research and development...........................      3,416      4,790         5,228      2,811         2,469
  Sales and marketing................................      6,201      8,932        10,083      5,213         3,465
  General and administrative.........................      2,681      3,308         4,616      2,054         2,125
                                                       ---------  ---------  ------------  ---------  ------------
Total operating expenses.............................     12,298     17,030        19,927     10,078         8,059
                                                       ---------  ---------  ------------  ---------  ------------
Loss from operations.................................     (7,496)    (6,637)       (8,265)    (3,377)       (1,177)
Interest expense and other, net......................        203       (154)           80         54           (17)
                                                       ---------  ---------  ------------  ---------  ------------
Loss before income taxes.............................     (7,293)    (6,791)       (8,185)    (3,323)       (1,194)
Provision for income taxes...........................     --         --                92         44            48
                                                       ---------  ---------  ------------  ---------  ------------
Net loss.............................................  $  (7,293) $  (6,791) $     (8,277) $  (3,367) $     (1,242)
                                                       ---------  ---------  ------------  ---------  ------------
                                                       ---------  ---------  ------------  ---------  ------------
Pro forma basic and diluted net loss per share
  (unaudited)........................................                        $      (1.25)            $      (0.18)
                                                                             ------------             ------------
                                                                             ------------             ------------
Shares used in computing pro forma basic and diluted
  net loss per share (unaudited).....................                           6,606,224                6,980,634
                                                                             ------------             ------------
                                                                             ------------             ------------

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, 1997 AND THE SIX MONTHS ENDED JUNE
                                    30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 CONVERTIBLE                                                FOREIGN
                                               PREFERRED STOCK           COMMON STOCK        PREFERRED     CURRENCY
                                            ----------------------  ----------------------     STOCK      TRANSLATION   ACCUMULATED
                                             SHARES      AMOUNT      SHARES      AMOUNT     SUBSCRIBED    ADJUSTMENT      DEFICIT
                                            ---------  -----------  ---------  -----------  -----------  -------------  ------------
Balance at December 31, 1994..............  1,551,935   $  14,104   2,915,000   $   5,300    $       5     $  --         $  (19,320)
  Cash paid for convertible preferred
    stock subscribed......................     --          --          --          --            6,770        --             --
  Issuance of convertible preferred
    stock.................................    194,691       1,775      --          --           (1,775)       --             --
Comprehensive loss:
  Net loss................................     --          --          --          --           --            --             (7,293)
Comprehensive loss........................
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------
Balance at December 31, 1995..............  1,746,626      15,879   2,915,000       5,300        5,000        --            (26,613)
  Exercise of common stock options........     --          --           1,980           4       --            --             --
  Issuance of convertible preferred
    stock.................................  1,100,000       5,000      --          --           (5,000)       --             --
Comprehensive loss:
  Net loss................................     --          --          --          --           --            --             (6,791)
Comprehensive loss........................
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------
Balance at December 31, 1996..............  2,846,626      20,879   2,916,980       5,304       --            --            (33,404)
  Exercise of common stock options........     --          --          27,940          50       --                           --
  Conversion of notes payable and cash
    paid by Servio Logic Corporation for
    convertible preferred stock...........  1,175,135      17,093      --          --           --            --             --
Comprehensive loss:
  Net loss................................     --          --          --          --           --            --             (8,277)
  Foreign currency translation
    adjustment............................     --          --          --          --           --               (26)        --
Comprehensive loss........................
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------
Balance at December 31, 1997..............  4,021,761      37,972   2,944,920       5,354       --               (26)       (41,681)
  Exercise of common stock options
    (unaudited)...........................     --          --          28,380          52       --            --             --
Comprehensive loss:
  Net loss (unaudited)....................     --          --          --          --           --            --             (1,242)
  Foreign currency translation adjustment
    (unaudited)...........................     --          --          --          --           --                47         --
Comprehensive loss (unaudited)............
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------
Balance at June 30, 1998 (unaudited)......  4,021,761   $  37,972   2,973,300   $   5,406    $  --         $      21     $  (42,923)
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------
                                            ---------  -----------  ---------  -----------  -----------        -----    ------------

                                                                 TOTAL
                                                 TOTAL       STOCKHOLDERS'
                                             COMPREHENSIVE      EQUITY
                                             INCOME (LOSS)     (DEFICIT)
                                            ---------------  -------------
Balance at December 31, 1994..............        --           $      89
  Cash paid for convertible preferred
    stock subscribed......................        --               6,770
  Issuance of convertible preferred
    stock.................................        --              --
Comprehensive loss:
  Net loss................................     $  (7,293)         (7,293)
                                                 -------
Comprehensive loss........................        (7,293)
                                                 -------     -------------
                                                 -------
Balance at December 31, 1995..............                          (434)
  Exercise of common stock options........        --                   4
  Issuance of convertible preferred
    stock.................................        --              --
Comprehensive loss:
  Net loss................................        (6,791)         (6,791)
                                                 -------
Comprehensive loss........................        (6,791)
                                                 -------     -------------
                                                 -------
Balance at December 31, 1996..............                        (7,221)
  Exercise of common stock options........        --                  50
  Conversion of notes payable and cash
    paid by Servio Logic Corporation for
    convertible preferred stock...........        --              17,093
Comprehensive loss:
  Net loss................................        (8,277)         (8,277)
  Foreign currency translation
    adjustment............................           (26)            (26)
                                                 -------
Comprehensive loss........................        (8,303)
                                                 -------     -------------
                                                 -------
Balance at December 31, 1997..............                         1,619
  Exercise of common stock options
    (unaudited)...........................        --                  52
Comprehensive loss:
  Net loss (unaudited)....................        (1,242)         (1,242)
  Foreign currency translation adjustment
    (unaudited)...........................            47              47
                                                 -------
Comprehensive loss (unaudited)............     $  (1,195)
                                                 -------     -------------
                                                 -------
Balance at June 30, 1998 (unaudited)......                     $     476
                                                             -------------
                                                             -------------

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                     SIX MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                  -------------------------------  --------------------
                                                                    1995       1996       1997       1997       1998
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net loss........................................................  $  (7,293) $  (6,791) $  (8,277) $  (3,367) $  (1,242)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization.................................        500        708        965        433        545
  (Gain) loss on sale of property and equipment.................        149         10          5     --             (4)
  Changes in operating assets and liabilities:
    Accounts receivable.........................................       (827)    (2,135)      (261)      (678)    (1,397)
    Prepaid expenses and other current assets...................        (56)       (13)      (143)      (227)      (112)
    Accounts payable............................................         33      1,438       (835)      (622)       201
    Accrued compensation and related expenses...................        665        162        156        156         17
    Accrued expenses............................................        121        304        409        379        382
    Deferred revenue............................................        920      1,093       (102)       335      1,107
    Other current liabilities...................................     --         --             81          8        (53)
    Deposits and other assets...................................     --           (570)       355        244         (7)
                                                                  ---------  ---------  ---------  ---------  ---------
Net cash used in operating activities...........................     (5,788)    (5,794)    (7,647)    (3,339)      (563)

INVESTING ACTIVITIES
Purchases of property and equipment.............................       (891)      (969)    (1,006)      (719)       (60)
Proceeds from sale of property and equipment....................          3         26          6     --             19
                                                                  ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities...........................       (888)      (943)    (1,000)      (719)       (41)

FINANCING ACTIVITIES
Principal payments on capital lease obligations.................        (32)       (64)      (198)      (119)      (171)
Proceeds from issuance of notes payable to Servio Logic
  Corporation...................................................        454      6,250     --         --         --
Proceeds from issuance of preferred stock.......................      6,770     --         10,150      4,250     --
Exercise of common stock options................................     --              4         51     --             52
                                                                  ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities.............      7,192      6,190     10,003      4,131       (119)
                                                                  ---------  ---------  ---------  ---------  ---------
Effect of exchange rate on cash.................................     --         --            (26)        (1)        47
Net increase (decrease) in cash.................................        516       (547)     1,330         72       (676)
Cash and cash equivalents at beginning of year..................        148        664        117        117      1,447
                                                                  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year........................  $     664  $     117  $   1,447  $     189  $     771
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES
  Income taxes paid.............................................  $  --      $  --      $      22  $       8  $      70
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
  Purchases of property and equipment under capital leases......  $     208  $     212  $     462  $      50  $     333
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
  Subscribed stock exchanged for preferred stock................  $   1,775  $   5,000  $  --      $  --      $  --
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------
  Conversion of notes payable and accrued interest due to Servio
    Logic Corporation into preferred stock......................  $  --      $  --      $   6,943  $  --      $  --
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                             GEMSTONE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

    GemStone Systems, Inc. (the Company) designs, develops, markets and supports enterprise application server software platforms. The Company's application servers support the development, deployment and management of distributed, business-critical core competency applications in heterogeneous environments. The Company was originally incorporated in December 1990 as Servio Corporation, an Oregon corporation, and changed its name to Gemstone Systems, Inc. in June 1995. Prior to December 1990, its activities were included in the operations of Servio Logic Corporation, its parent at the time, and Servio Logic Corporation's wholly owned subsidiary Servio Logic Development Corporation.

  BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company translates the accounts of its foreign subsidiaries using the local foreign currency as the functional currency. The assets and liabilities of the foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date, revenues and expenses are translated using the average exchange rate for the period, and gains and losses from this translation process are credited or charged to stockholders' equity. Foreign currency transaction gains and losses have not been material.

  INTERIM FINANCIAL INFORMATION

    The interim financial statements as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 are unaudited, but include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for any future periods.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

  CASH AND CASH EQUIVALENTS

    Cash equivalents are highly liquid investments with original maturities of three months or less and are stated at cost which approximates fair value. Cash equivalents consist principally of money market funds, and demand deposits and are held primarily with one financial institution.

  CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

    The Company licenses its products primarily to customers in North America, Europe, and Japan. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Reserves are maintained for estimated losses in the collection of accounts receivable. Actual losses could differ from such estimates and such differences could be material to the financial statements.

  SIGNIFICANT CUSTOMERS

    Revenues from one customer accounted for 21% and 37% of total revenues for the year ended December 31, 1997 and for the six months ended June 30, 1997, respectively. Receivables from the same customer were $31,000 as of December 31, 1997.

    For the six months ended June 30, 1998, revenues from one customer accounted for 19% of total revenues. At June 30, 1998, receivables due from this customer were $2,266,000. For the year ended December 31, 1996, revenues from two customers were 18% and 12% of total revenues. For the year ended December 31, 1995, revenues from two different customers were 23% and 20% of total revenues.

  REVENUES BY GEOGRAPHIC AREA

    The following table shows revenues by geographic region as a percentage of total revenues:

                                                                                      SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,            JUNE 30,
                                                   -------------------------------  --------------------
                                                     1995       1996       1997       1997       1998
                                                   ---------  ---------  ---------  ---------  ---------
United States and Canada.........................        90%        91%        67%        52%        82%
Europe, Middle East and Africa...................          5          6         11         10         13
Asia and other...................................          5          3         22         38          5
                                                   ---------  ---------  ---------  ---------  ---------
                                                        100%       100%       100%       100%       100%
                                                   ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------

  REVENUE RECOGNITION

    License revenue is recognized when a noncancelable license agreement has been executed, the product has been shipped, the license fee is fixed or determinable and collectibility is reasonably assured. Maintenance and support revenue is recognized ratably over the term of the related agreement. Revenue from professional services and training arrangements is recognized on either a time and materials or percentage-of-completion basis as the services are performed and amounts due from customers are deemed collectible.

    Amounts collected or billed prior to satisfying the above recognition criteria are reflected as deferred revenue in the accompanying consolidated balance sheets.

  SOFTWARE DEVELOPMENT COSTS

    Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. The Company

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) begins capitalization upon completion of a working model. To date, such capitalizable costs have not been material. Accordingly, the Company has charged all such costs to research and development expense. Future capitalized costs, if any, will be amortized on a straight-line basis over the estimated life of the products or the ratio of current revenue to the total of current and anticipated future revenue, whichever expense is greater.

  PROPERTY AND EQUIPMENT

    Property and equipment consist of office and computer equipment, furniture and fixtures, and leasehold improvements, which are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, which range from three to five years, or the lesser of the estimated useful lives or lease term for assets acquired under capital lease agreements and leasehold improvements.

  INCOME TAXES

    The Company uses the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rules and laws that will be in effect when the differences are expected to reverse.

  STOCK BASED COMPENSATION

    The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and has adopted the disclosure-only alternative described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

  NET LOSS PER SHARE

    Net loss per share is presented under Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (FAS 128). FAS 128 requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share, if more dilutive, for all periods presented. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the IPO are included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

    In accordance with FAS 128, basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Basic pro forma net loss per share as presented in the statement of operations has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock that will automatically convert upon completion of the Company's proposed initial public offering (using the if-converted method) from the original date of issuance. If the offering contemplated by this

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Prospectus is consummated, all of the convertible preferred stock outstanding as of June 30, 1998 will automatically be converted into an aggregate of 4,021,761 shares of common stock, based on the shares of convertible preferred stock outstanding as of June 30, 1998. Unaudited pro forma shareholders' equity at June 30, 1998, as adjusted for the conversion of convertible preferred stock, is disclosed on the balance sheet.

    A reconciliation of shares used in the calculation of basic and diluted and pro forma net loss per share follows (in thousands except share and per share information):

                                                                                           SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                 ------------------------------------  ------------------------
                                                    1995        1996         1997         1997         1998
                                                 ----------  ----------  ------------  ----------  ------------
                                                                                             (UNAUDITED)
Numerator:
  Net loss.....................................  $   (7,293) $   (6,791) $     (8,277) $   (3,367) $     (1,242)
                                                 ----------  ----------  ------------  ----------  ------------
                                                 ----------  ----------  ------------  ----------  ------------

Denominator:
  Weighted-average shares of common stock
    outstanding................................   2,915,000   2,915,660     2,932,509   2,924,717     2,958,873
                                                 ----------  ----------  ------------  ----------  ------------
                                                 ----------  ----------  ------------  ----------  ------------

Basic and diluted net loss per share...........  $    (2.50) $    (2.33) $      (2.82) $    (1.15) $      (0.42)
                                                 ----------  ----------  ------------  ----------  ------------
                                                 ----------  ----------  ------------  ----------  ------------
Pro forma:
  Shares used above
    Adjusted to reflect the weighted effect of
      the assumed conversion of convertible
      preferred stock..........................                             3,673,715                 4,021,761
                                                                         ------------              ------------
    Shares used in computing pro forma basic
      and diluted net loss per share...........                             6,606,224                 6,980,634
                                                                         ------------              ------------
                                                                         ------------              ------------
    Pro forma basic and diluted net loss per
      share (unaudited)........................                          $      (1.25)             $      (0.18)
                                                                         ------------              ------------
                                                                         ------------              ------------

  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), which supersedes SOP 91-1. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" (SOP 98-4), which defers for one year the application of certain provisions of SOP 97-2. These provisions limit what is considered vendor-specific objective evidence of the fair value of the various elements in a multiple-element arrangement. All other provisions of SOP 97-2 remain in effect. Adopting these pronouncements did not have a material effect on the results of operations of the Company.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Effective January 1, 1998, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires that all items that are recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in a financial statement that is displayed with the same prominence as other financial statements. Prior year financial statements have been reclassified to conform to the requirements of FAS 130.

    In 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (FAS
131) which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will comply with the requirements of FAS 131 in its consolidated financial statements for the year ending December 31, 1998.

2. RELATED PARTY TRANSACTIONS

    In 1995 and 1996, the Company received a total of $6,704,000 in cash from Servio Logic in exchange for notes payable. These notes accrued interest at 9% per annum. At December 31, 1996, the balance of these notes plus accrued interest totaled $6,943,000. In August 1997, the notes were converted to subscriptions to purchase shares of Series III preferred stock at $14.55 per share to Servio Logic Corporation. On December 31, 1997, the Company issued 1,175,135 shares of Series III Preferred Stock in exchange for $10,150,000 in cash and the $6,943,000 subscription, representing amounts outstanding under the notes payable plus accrued interest.

3. LEASE COMMITMENTS

    The Company leases certain premises under operating lease agreements as well as property and equipment under operating lease and capital lease agreements. Amounts included in property and equipment under capitalized lease arrangements, net of accumulated amortization at December 31, 1996 and 1997, were $335,000 and $617,000, respectively.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

3. LEASE COMMITMENTS (CONTINUED)
    Future minimum lease payments are as follows at December 31, 1997 (in thousands):

                                                                             CAPITAL     OPERATING
                                                                             LEASES       LEASES
                                                                           -----------  -----------
1998.....................................................................   $     342    $     861
1999.....................................................................         227          598
2000.....................................................................         105          570
2001.....................................................................          --          570
2002.....................................................................          --           47
                                                                                -----   -----------
Total minimum lease payments.............................................         674    $   2,646
                                                                                        -----------
                                                                                        -----------
Less interest............................................................          86
                                                                                -----
Present value of minimum lease payments..................................         588
Less current portion.....................................................         291
                                                                                -----
Long-term capital lease obligations......................................   $     297
                                                                                -----
                                                                                -----

    Rent expense totaled $724,000, $806,000 and $995,000 in 1995, 1996 and 1997,
respectively. Most capital leases contain a renewal or purchase option at fair market value.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY

  CONVERTIBLE PREFERRED STOCK

    The Company has 10,000,000 shares of preferred stock authorized of which 5,000,000 shares are designated Series I, 2,000,000 shares are designated Series II, and 3,000,000 shares are designated Series III. All of the shares of preferred stock outstanding are held by Servio Logic Corporation.

    The preferred stock is entitled to noncumulative cash dividends, when and if declared by the Board of Directors, prior to any dividends on the common stock. Each share of preferred stock is convertible into one share of common stock at the option of the holder. Each share will be automatically converted into common stock upon the closing of a public offering of the Company's common stock at a price per share that equates to a total value of the Company's capital stock of at least $20,000,000, an aggregate offering price of at least $7,500,000, or at any such time as 67% of the preferred stock has been converted to common stock.

    Each share of preferred stock has voting rights equal to the number of common shares into which it is convertible. Upon voluntary or involuntary liquidation or merger with another corporation, the holders of Series I, Series II and Series III preferred stock are entitled to receive an amount equal to the original issuance price per share of $9.09, $4.55 and $14.55, respectively, before adjustments, plus any declared but unpaid dividends, before any distribution may be made to the holders of common stock.

  STOCK OPTION PLAN

    The Restated 1992 Employees' Stock Option Plan (the Plan) provides for the issuance of options to purchase shares of the Company's common stock to eligible employees, consultants, and directors at a price not less than 100% and 85% of the fair value on the date of the grant for incentive stock options and nonqualified stock options, respectively. The Company authorized 835,406 shares of common stock for issuance under the Plan. Options granted under the Plan expire not more than ten years from the date of grant and generally become exercisable at varying rates over a five-year period. Unvested options and vested but unexercised options are canceled and returned to the Company for regrant upon termination of employment or expiration of the option.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of activity under the Plan is as follows:

                                                                      OPTIONS OUTSTANDING
                                                                 -----------------------------
                                                                             WEIGHTED-AVERAGE
                                                                 NUMBER OF    EXERCISE PRICE
                                                                   SHARES        PER SHARE
                                                                 ----------  -----------------
Balance at December 31, 1994...................................     121,000      $    1.82
  Granted......................................................     688,862           1.82
  Canceled.....................................................     (10,450)          1.82
                                                                 ----------          -----
Balance at December 31, 1995...................................     799,412      $    1.82
  Granted......................................................      60,500           9.09
  Canceled.....................................................     (35,970)          2.44
  Exercised....................................................      (1,980)          1.82
                                                                 ----------          -----
Balance at December 31, 1996...................................     821,962      $    2.33
  Granted......................................................      61,325          13.20
  Canceled.....................................................     (77,385)          2.33
  Exercised....................................................     (27,940)          1.82
                                                                 ----------          -----
Balance at December 31, 1997...................................     777,962      $    3.20
  Granted (unaudited)..........................................       5,500          14.55
  Canceled (unaudited).........................................     (43,395)          4.40
  Exercised (unaudited)........................................     (28,380)          1.82
                                                                 ----------          -----
Balance at June 30, 1998 (unaudited)...........................     711,687      $    3.27
                                                                 ----------          -----
                                                                 ----------          -----

    Options to purchase 396,653 and 455,885 shares were vested and exercisable at December 31, 1997 and June 30, 1998, respectively, at weighted average exercise prices of $1.82 and $1.98 per share, respectively. As of June 30, 1998, 65,419 shares were available for future grant. The weighted average fair value of options granted to employees under the Plan in 1995, 1996 and 1997 were $0.51, $2.92 and $4.04 per share, respectively. The weighted average remaining contractual life of options outstanding under the Plan at December 31, 1997 was
7.37 years.

    The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

                     OPTIONS OUTSTANDING
               --------------------------------    OPTIONS
                             WEIGHTED-AVERAGE    EXERCISABLE
                                 REMAINING       -----------
  EXERCISE      NUMBER OF    CONTRACTUAL LIFE     NUMBER OF
    PRICE        SHARES           (YEARS)          SHARES
-------------  -----------  -------------------  -----------
  $    1.82       664,662             7.09          396,213
       9.09        67,100             8.70              440
      14.55        46,200             9.50               --
               -----------             ---       -----------
                  777,962             7.37          396,653
               -----------             ---       -----------
               -----------             ---       -----------

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
  PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION

    The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying common stock on the grant date, no compensation expense is recorded.

    Pro forma information regarding net income (loss) is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the vesting period of the options. The effect of applying the fair value method of FAS 123 to the Company's stock-based awards results in net loss and net loss per share as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Net loss, as reported (in thousands)..........................  $  (7,293) $  (6,791) $  (8,277)
Net loss, pro forma (in thousands)............................  $  (7,298) $  (6,888) $  (8,398)
Basic and diluted net loss per share, as reported.............  $   (2.50) $   (2.33) $   (2.82)
Basic and diluted net loss per share, pro forma...............  $   (2.50) $   (2.36) $   (2.86)

    The fair value for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Expected dividend yield........................................         0%         0%         0%
Expected volatility............................................         0%         0%         0%
Risk-free interest rate........................................      5.48%      6.48%      6.11%
Expected life of the option....................................    6 years    6 years    6 years

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its adjusted effect will not be fully reflected until 2000.

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. INCOME TAXES

    The Company is included in the consolidated return of Sanpao Industries, Inc., which owns greater than 80% of Servio Logic Corporation, the direct parent of the Company. The income tax disclosures represent the tax attributes for the Company, as if it had filed on a separate company basis, net of any losses and credits utilized by other members of the consolidated group.

    There was no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses and there can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. In the six months ended June 30, 1997 and 1998 and the year ended December 31, 1997, the Company recorded foreign tax provisions related to income taxes paid by foreign subsidiaries.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's current and non-current deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                 DECEMBER 31,    DECEMBER 31,
                                                                     1996            1997
                                                                --------------  --------------
Deferred tax assets:
  Net operating loss carryforwards............................  $   10,781,000  $   12,820,000
  Deferred revenue............................................       1,158,000       1,026,000
  Research and development credit carryforwards...............         109,000         123,000
  Other.......................................................         238,000         385,000
                                                                --------------  --------------
  Total deferred tax assets...................................      12,286,000      14,354,000
Valuation allowance...........................................     (12,286,000)    (14,354,000)
                                                                --------------  --------------
Total net deferred tax assets.................................        --              --
                                                                --------------  --------------
                                                                --------------  --------------

    During fiscal year 1996 and 1997, the valuation allowance on the deferred tax assets increased by $2,336,000 and $2,068,000, respectively.

    As of December 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $32,240,000. The Company also had federal research and development tax credit carryforwards of approximately $123,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in the fiscal years 2006 through 2012 if not utilized.

    During 1996 and 1997, $1,880,000 and $1,540,000, respectively, of losses generated by the Company were utilized by other entities in the Sanpao group.

    Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss credit carryforwards may be subject to an annual limitation against taxable income in future periods if a change in ownership of more than 50% of the value of the Company's stock should occur over a three-year period, which could substantially limit the eventual utilization of these

                             GEMSTONE SYSTEMS, INC.

        (INFORMATION AS OF JUNE 30, 1998 AND RELATING TO THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. INCOME TAXES (CONTINUED)
carryforwards. In addition, the losses and credits generated by the Company may be utilized by other members of the consolidated group prior to utilization by the Company.

6. RETIREMENT PLAN

    The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) with its parent, Servio Logic Corporation, and other affiliated companies, which covers substantially all full-time employees. Participating employees may individually elect to have 1% to 18% of their total annual compensation contributed to the 401(k) Plan. The Company may contribute a discretionary matching contribution on behalf of each participant to be determined each year by the Company. The Company made no contributions to the 401(k) Plan in 1995, 1996 or 1997.

7. SUBSEQUENT EVENTS

  PROPOSED OFFERING OF COMMON STOCK

    On July 9, 1998, the Company's Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell 2,300,000 shares of its common stock in connection with a proposed initial public offering (IPO). Effective upon the closing of the IPO, the Company will be authorized to issue 5,000,000 shares of undesignated preferred stock and 25,000,000 shares of common stock.

  REVERSE STOCK SPLIT

    On July 21, 1998, the Company's Board of Directors approved a 0.55-for-1 reverse split of the Company's common and preferred stock which will be effective prior to completion of the offering. All share and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively.

  EMPLOYEE STOCK PURCHASE PLAN

    On July 9, 1998, the Company's 1998 Employee Stock Purchase Plan was adopted by the Board of Directors, to be effective upon the completion of the Company's initial public offering of its common stock. The Company has reserved a total of 300,000 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's stock on the first day or the last day of the applicable purchase period.

  STOCK OPTION PLAN

    On July 9, 1998, the Company's Board of Directors approved the 1998 Employees Stock Option Plan (the 1998 Plan). The Company has reserved 700,000 shares of common stock for exercise of stock options under the 1998 Plan.

                                                                     SCHEDULE II

                             GEMSTONE SYSTEMS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                   ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                               ADDITIONS
                                                                 BALANCE AT   CHARGED TO
                                                                BEGINNING OF   COSTS AND   DEDUCTIONS   BALANCE AT
YEAR ENDED DECEMBER 31,                                             YEAR       EXPENSES    WRITE-OFFS   END OF YEAR
--------------------------------------------------------------  ------------  -----------  -----------  -----------
1995..........................................................   $   26,000    $  62,000    $  41,000    $  47,000
1996..........................................................       47,000       90,000        7,000      130,000
1997..........................................................      130,000      202,000      171,000      161,000

                                  GemStone/J's
                       Persistent Cache Architecture-TM-

[Graphic]

Rendering of virtual machines imbedded in a representation of the Persistent Cache.

[/Graphic]

    GemStone/J includes a server-based Java virtual machine that incorporates a GemStone technology called Persistent Cache Architecture (PCA). PCA extends the typical capabilities included in the virtual machine by adding a proprietary architecture for enterprise-class Java applications. This architecture includes virtual machine support for enterprise services such as transactions and persistence, as well as technology for managing large numbers of active Java objects (up to 1 billion) in conjunction with databases.

    GemStone/J with PCA is certified Java-compatible and as a result will run all 100% pure Java software. The benefits of PCA are also well-suited to support the services standardized in Enterprise JavaBeans (EJB). GemStone/J 2.0 is being designed to support EJB and is scheduled to be released in late 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Dilution..................................................................   16
Selected Consolidated Financial Data......................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   27
Management................................................................   43
Certain Transactions......................................................   50
Principal and Selling Stockholders........................................   51
Description of Capital Stock..............................................   52
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   55
Legal Matters.............................................................   56
Experts...................................................................   56
Available Information.....................................................   56
Index to Consolidated Financial Statements................................  F-1

                             ---------------------
    UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                             GEMSTONE SYSTEMS, INC.

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                    SG COWEN
                               PIPER JAFFRAY INC.
                               VOLPE BROWN WHELAN
                                   & COMPANY

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the securities being registered. All amounts are estimates except for fees payable to the SEC and the NASD.

                                                                                    AMOUNT TO
                                                                                     BE PAID
                                                                                    ----------
SEC registration fee..............................................................  $   10,454
NASD filing fee...................................................................       3,950
Nasdaq listing fee................................................................      45,000
Printing expenses.................................................................      65,000
Legal fees and expenses...........................................................     250,000
Accounting fees and expenses......................................................     300,000
Blue sky fees and expenses........................................................      10,000
Transfer Agent's and Registrar's fees.............................................      15,000
Miscellaneous.....................................................................      50,596
                                                                                    ----------
  Total...........................................................................  $  750,000
                                                                                    ----------
                                                                                    ----------

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's Restated Articles of Incorporation (the "Articles") and Bylaws include provisions that limit the personal liability of directors to the Company or its shareholders for monetary damages for conduct as a director. The provisions eliminate such liability to the fullest extent permitted by law. Oregon law currently permits elimination of such liability, except in the following cases: (i) any breach of the director's duty of loyalty to the Company or its shareholders; (ii) any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) any unlawful distribution, as defined by Oregon law; or (iv) any transaction from which the director derived an improper personal benefit. The general effect of the provisions is to eliminate monetary damages as one of the remedies available to shareholders for enforcement of the duty of care. As a result, shareholders may be left without any means to recover a loss suffered as a result of the negligence or gross negligence of directors in discharging their duty of care.

    The Company's Articles and Bylaws provide for the indemnification of any person, to the fullest extent permitted by law, for all liabilities (including attorney fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with any actual or threatened proceeding (including, to the extent permitted by law, any derivative action) by reason of the fact that the person is or was serving as a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity.

    The Company intends to enter into an indemnification agreement with each director, pursuant to which the Company will agree to indemnify the director to the fullest extent permitted by Oregon law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    From 1993 to 1995, the Company issued an aggregate of 3,175,685 shares of its Preferred Stock, Series I to Servio Logic Corporation, the Company's majority shareholder, at a price of $5.00 per share, for total consideration of $15,879,000. On September 4, 1996, the Company issued 2,000,000 shares of its Preferred Stock, Series II to Servio Logic Corporation at a price of $2.50 per share, for total consideration of $5,000,000. On December 31, 1997, the Company issued 2,136,609 shares of its Preferred Stock,

Series III to Servio Logic Corporation at a price of $8.00 per share, for total consideration of $17,092,872. The issuances were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving any public offering.

    Through June 30, 1998, the Company issued an aggregate of 106,000 shares of Common Stock to 24 employees and former employees of the Company, pursuant to the exercise of options granted under the Company's Stock Option Plan, at a price of $1.00 per share, for an aggregate consideration of $106,000. The issuances were made in reliance upon Section 4(2) of the Securities Act, and upon Rule 701 thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

 EXHIBIT
   NO.        DESCRIPTION
----------    ----------------------------------------------------------------------
       1.1+   Form of Underwriting Agreement

       3.1    Restated Articles of Incorporation dated August 12, 1993, as amended on May 12, 1995, June 26, 1995, September 4, 1996 and November 18,
                1997 (to be superseded by Restated Articles as set forth in Exhibit
                3.2 upon effectiveness of Registration Statement)

       3.2 Form of Restated Articles of Incorporation (to be effective on the effective date of the Registration Statement)

       3.3    Bylaws, dated as of January 1, 1991 (to be superseded by Restated
                Bylaws as set forth in Exhibit 3.4 upon effectiveness of Registration Statement)

       3.4 Restated Bylaws (to be effective upon the effective date of the Registration Statement)

       4.1    Articles 3, 4 and 6 of the Restated Articles of Incorporation (see
                Exhibit 3.2)

       4.2    Article 1 of the Restated Bylaws (see Exhibit 3.4)

       4.3+   Specimen Stock Certificate

       5.1+   Opinion of Tonkon Torp LLP

      10.1*   Registrant's Restated 1992 Employees' Stock Option Plan

      10.2*   Form of Registrant's 1998 Employees Stock Option Plan

      10.3*   Form of Option Certificate and Stock Option Agreement related to
                Registrant's 1992 and 1998 stock option plans.

      10.4*   Form of Registrant's 1998 Employee Stock Purchase Plan

      10.5+   Office/Flex Lease dated for reference purposes July 29, 1996 between
                Amberjack, Ltd. and the Registrant, for the Registrant's corporate headquarters

      10.6+** Technology License and Distribution Agreement between Registrant and
                Sun Microsystems, Inc., dated July 18, 1996, as amended by Amendment
                No. 1 dated November 19, 1996, Amendment No. 2 dated February 23,
                1998 and Amendment No. 3 dated effective January 9, 1998

      10.7**  Development, Deployment and Reseller's Agreement between Registrant and Systems & Computer Technology Corporation, dated effective June
                1, 1998

      10.8    Software License Agreement between the Registrant and Sprint
                Communications Company, L.P. dated August 29, 1996

 EXHIBIT
   NO.        DESCRIPTION
----------    ----------------------------------------------------------------------
      10.9*   Form of Indemnity Agreement between the Registrant and the directors of the Registrant

      10.10+* Consulting Agreement with Jesse Rifkind

      21      Subsidiaries of the Registrant

      23.1    Consent of Ernst & Young LLP, Independent Auditors

      23.2+   Consent of Tonkon Torp LLP (included as part of Exhibit 5.1)

      24.1    Power of Attorney (see Page II-4)

      27.1    Financial Data Schedule

      27.2    Financial Data Schedule

--------------

+   To be filed by amendment

*   Designates management contract or compensatory plan or arrangement

** Certain portions of this exhibit are omitted pursuant to a request for confidential treatment.

ITEM 17.  UNDERTAKINGS

    (a) The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, GemStone Systems, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaverton, State of Oregon, on July 23, 1998.

                                GEMSTONE SYSTEMS, INC.

                                By:              /s/ BRYAN GRUMMON
                                     -----------------------------------------
                                                  Bryan R. Grummon
                                                     PRESIDENT

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints each of Bryan R. Grummon and Kenneth J. Irinaga with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the SEC, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file this same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below by the following persons in the indicated capacities on July 23, 1998.

          SIGNATURE                       TITLE
------------------------------  --------------------------

       /s/ JAMES BARNES
------------------------------  Chairman of the Board
       James P. Barnes

      /s/ BRYAN GRUMMON
------------------------------  President, Chief Executive
       Bryan R. Grummon           Officer and Director

      /s/ JESSE RIFKIND
------------------------------  Director
        Jesse Rifkind

     /s/ KENNETH IRINAGA        Chief Financial Officer
------------------------------    (Chief Accounting
      Kenneth J. Irinaga          Officer)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.        DESCRIPTION
----------    ----------------------------------------------------------------------
       1.1+   Form of Underwriting Agreement

       3.1    Restated Articles of Incorporation dated August 12, 1993, as amended on May 12, 1995, June 26, 1995, September 4, 1996 and November 18,
                1997 (to be superseded by Restated Articles as set forth in Exhibit
                3.2 upon effectiveness of Registration Statement)

       3.2 Form of Restated Articles of Incorporation (to be effective on the effective date of the Registration Statement)

       3.3    Bylaws, dated as of January 1, 1991 (to be superseded by Restated
                Bylaws as set forth in Exhibit 3.4 upon effectiveness of Registration Statement)

       3.4 Restated Bylaws (to be effective upon the effective date of the Registration Statement)

       4.1    Articles 3, 4 and 6 of the Restated Articles of Incorporation (see
                Exhibit 3.2)

       4.2    Article 1 of the Restated Bylaws (see Exhibit 3.4)

       4.3+   Specimen Stock Certificate

       5.1+   Opinion of Tonkon Torp LLP

      10.1*   Registrant's Restated 1992 Employees' Stock Option Plan

      10.2*   Form of Registrant's 1998 Employees Stock Option Plan

      10.3*   Form of Option Certificate and Stock Option Agreement related to
                Registrant's 1992 and 1998 stock option plans.

      10.4*   Form of Registrant's 1998 Employee Stock Purchase Plan

      10.5+   Office/Flex Lease dated for reference purposes July 29, 1996 between
                Amberjack, Ltd. and the Registrant, for the Registrant's corporate headquarters

      10.6+** Technology License and Distribution Agreement between Registrant and
                Sun Microsystems, Inc., dated July 18, 1996, as amended by Amendment
                No. 1 dated November 19, 1996, Amendment No. 2 dated February 23,
                1998 and Amendment No. 3 dated effective January 9, 1998

      10.7**  Development, Deployment and Reseller's Agreement between Registrant and Systems & Computer Technology Corporation, dated effective June
                1, 1998

      10.8    Software License Agreement between the Registrant and Sprint
                Communications Company, L.P. dated August 29, 1996

      10.9*   Form of Indemnity Agreement between the Registrant and the directors of the Registrant

      10.10+* Consulting Agreement with Jesse Rifkind

      21      Subsidiaries of the Registrant

      23.1    Consent of Ernst & Young LLP, Independent Auditors

      23.2+   Consent of Tonkon Torp LLP (included as part of Exhibit 5.1)

      24.1    Power of Attorney (see Page II-4)

      27.1    Financial Data Schedule

      27.2    Financial Data Schedule

--------------

+   To be filed by amendment

*   Designates management contract or compensatory plan or arrangement

** Certain portions of this exhibit are omitted pursuant to a request for confidential treatment.